FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of June 30, 2018.

BANCO DE CHILE AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the periods ended as of June 30, 2018 and 2017 and December 31, 2017.

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of interim consolidated financial statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean Superintendency of Banks (“SBIF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2018 and December 31, 2017

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	December
	Notes	2018	2017
		MCh$	MCh$
ASSETS
Cash and due from banks	7	1,011,646	1,057,393
Transactions in the course of collection	7	604,874	521,809
Financial assets held-for-trading	8	1,299,202	1,616,647
Cash collateral on securities borrowed and reverse repurchase agreements	9	94,300	91,641
Derivative instruments	10	1,368,981	1,247,829
Loans and advances to banks	11	1,301,776	759,702
Loans to customers, net	12	25,956,985	24,881,353
Financial assets available-for-sale	13	1,437,807	1,516,063
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	41,588	38,041
Intangible assets	15	45,542	39,045
Property and equipment	16	212,743	216,259
Current tax assets	17	19,074	23,032
Deferred tax assets	17	260,356	267,400
Other assets	18	705,971	547,974
TOTAL ASSETS		34,360,845	32,824,188

LIABILITIES
Current accounts and other demand deposits	19	9,290,377	8,915,706
Transactions in the course of payment	7	384,199	295,712
Cash collateral on securities lent and repurchase agreements	9	304,543	195,392
Savings accounts and time deposits	20	10,482,294	10,067,778
Derivative instruments	10	1,465,975	1,414,237
Borrowings from financial institutions	21	1,177,292	1,195,028
Debt issued	22	6,963,467	6,488,975
Other financial obligations	23	144,150	137,163
Current tax liabilities	17	1,706	3,453
Deferred tax liabilities	17	—	—
Provisions	24	510,201	695,868
Other liabilities	25	468,947	309,161
TOTAL LIABILITIES		31,193,151	29,718,473

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,271,401
Reserves		617,689	563,188
Other comprehensive income		(34,705)	(8,040)
Retained earnings:
Retained earnings from previous years		16,060	16,060
Income for the period		305,214	576,012
Less:
Provision for minimum dividends		(155,398)	(312,907)
Subtotal		3,167,693	3,105,714
Non-controlling interests		1	1
TOTAL EQUITY		3,167,694	3,105,715
TOTAL LIABILITIES AND EQUITY		34,360,845	32,824,188

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the six-month ended June 30, 2018 and 2017

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
	Notes	2018	2017
		MCh$	MCh$
Interest revenue	28	965,831	1,007,676
Interest expense	28	(318,301)	(380,655)
Net interest income		647,530	627,021

Income from fees and commissions	29	249,198	232,369
Expenses from fees and commissions	29	(69,974)	(56,949)
Net fees and commission income		179,224	175,420

Net financial operating income	30	52,141	26,707
Foreign exchange transactions, net	31	7,273	25,519
Other operating income	36	16,064	16,228
Total operating revenues		902,232	870,895

Provisions for loan losses	32	(124,755)	(125,218)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		777,477	745,677

Personnel expenses	33	(209,898)	(203,076)
Administrative expenses	34	(162,173)	(158,089)
Depreciation and amortization	35	(18,471)	(17,207)
Impairment	35	(11)	(1)
Other operating expenses	37	(25,326)	(11,222)

TOTAL OPERATING EXPENSES		(415,879)	(389,595)

NET OPERATING INCOME		361,598	356,082

Income attributable to associates	14	4,148	2,523
Income before income tax		365,746	358,605

Income tax	17	(60,532)	(58,794)

NET INCOME FOR THE PERIOD		305,214	299,811
Attributable to:
Bank’s Owners	27	305,214	299,811
Non-controlling interests		—	—

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	3.07	3.01
Diluted net income per share	27	3.07	3.01

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the six-month ended June 30, 2018 and 2017

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
	Notes	2018	2017
		MCh$	MCh$

NET INCOME FOR THE PERIOD		305,214	299,811

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	(6,182)	3,821
Net gains (losses) on derivatives held as cash flow hedges	10	(30,342)	10,800
Subtotal Other comprehensive income before income taxes		(36,524)	14,621

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		9,859	(3,728)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(26,665)	10,893

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		278,549	310,704

Attributable to:
Bank’s Owners		278,549	310,704
Non-controlling interests		—	—

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month ended June 30, 2018 and 2017

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2016		2,138,047	31,934	454,274	847	(27,530)	6,762	16,060	552,249	(285,233)	2,887,410	1	2,887,411
Capitalization of retained earnings		133,354	—	—	—	—	—	—	(133,354)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	76,861	—	—	—	—	(76,861)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(342,034)	285,233	(56,801)	—	(56,801)
Other comprehensive income:
Derivatives cash flow hedge, net	27	—	—	—	—	10,800	(2,754)	—	—	—	8,046	—	8,046
Valuation adjustment on available-for-sale instruments (net)	27	—	—	—	3,821	—	(974)	—	—	—	2,847	—	2,847
Income for the period 2017		—	—	—	—	—	—	—	299,811	—	299,811	—	299,811
Provision for minimum dividends		—	—	—	—	—	—	—	—	(157,482)	(157,482)	—	(157,482)
Balances as of June 30, 2017		2,271,401	31,934	531,135	4,668	(16,730)	3,034	16,060	299,811	(157,482)	2,983,831	1	2,983,832
Defined benefit plans adjustment		—	119	—	—	—	—	—	—	—	119	—	119
Other comprehensive income:
Derivatives cash flow hedge, net		—	—	—	—	4,179	(1,066)	—	—	—	3,113	—	3,113
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(2,817)	—	692	—	—	—	(2,125)	—	(2,125)
Income for the period 2017		—	—	—	—	—	—	—	276,201	—	276,201	—	276,201
Provision for minimum dividends		—	—	—	—	—	—	—	—	(155,425)	(155,425)	—	(155,425)
Balances as of December 31, 2017		2,271,401	32,053	531,135	1,851	(12,551)	2,660	16,060	576,012	(312,907)	3,105,714	1	3,105,715
Capitalization of retained earnings		147,432	—	—	—	—	—	—	(147,432)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	54,501	—	—	—	—	(54,501)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(374,079)	312,907	(61,172)	—	(61,172)
Other comprehensive income:
Derivatives cash flow hedge, net	27	—	—	—	—	(30,342)	8,192	—	—	—	(22,150)	—	(22,150)
Valuation adjustment on available-for-sale instruments (net)	27	—	—	—	(6,182)	—	1,667	—	—	—	(4,515)	—	(4,515)
Income for the period 2018		—	—	—	—	—	—	—	305,214	—	305,214	—	305,214
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(155,398)	(155,398)	—	(155,398)
Balances as of June 30, 2018		2,418,833	32,053	585,636	(4,331)	(42,893)	12,519	16,060	305,214	(155,398)	3,167,693	1	3,167,694

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2018 and 2017

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
	Notes	2018	2017
		MCh$	MCh$
OPERATING ACTIVITIES:

Net income for the period		305,214	299,811
Items that do not represent cash flows:
Depreciation and amortization	35	18,471	17,207
Impairment	35	11	1
Provision for loans and accounts receivable from customers and owed by banks	32	147,747	143,970
Provision of contingent loans	32	3,159	2,424
Fair value adjustment of financial assets held-for-trading		(1,039)	(416)
Changes in assets and liabilities by deferred taxes	17	8,711	12,314
(Gain) loss attributable to investments in companies with significant influence, net	14	(3,816)	(2,096)
(Gain) loss from sales of assets received in lieu of payment,net	36	(2,723)	(2,189)
(Gain) loss on sales of property and equipment, net	36	(3,580)	(146)
Charge-offs of assets received in lieu of payment	37	1,842	1,634
Other charges (credits) to income that do not represent cash flows		(1,297)	178
Change in the exchange rate of assets and liabilities		(59,409)	6,089
Net interest variation, readjustment and accrued fees on assets and liabilities		79,252	21,947

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(542,754)	792,492
(Increase) decrease in loans to customers		(1,186,313)	(394,647)
(Increase) decrease in financial assets held-for-trading, net		343,151	(352,199)
(Increase) decrease in other assets and liabilities		(114,419)	10,096
Increase (decrease) in current account and other demand deposits		374,646	(109,071)
Increase (decrease) in payables from repurchase agreements and security lending		108,121	(34,415)
Increase (decrease) in savings accounts and time deposits		411,375	(641)
Sale of assets received in lieu of payment or adjudicated		11,927	5,726
Total cash flows from operating activities		(101,723)	418,069

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		76,061	(563,533)
Purchases of property and equipment	16	(10,959)	(9,102)
Sales of property and equipment		3,581	147
Acquisition of intangible assets	15	(11,518)	(5,641)
Acquisition of investments in companies	14	—	—
Dividends received from investments in companies		743	861
Total cash flows from investing activities		57,908	(577,268)

FINANCING ACTIVITIES:
Redemption of letters of credit		(2,334)	(2,938)
Issuance of bonds	22	888,585	874,921
Redemption of bonds		(538,225)	(503,737)
Dividends paid	27	(374,079)	(342,034)
Increase (decrease) in borrowings from foreign financial institutions		(17,833)	81,979
Increase (decrease) in other financial obligations		8,545	(32,055)
Increase (decrease) in other obligations with Central Bank of Chile		(1)	(2)
Other long-term borrowings		15	35,921
Payment of other long-term borrowings		(1,301)	(37,263)
Total cash flows from financing activities		(36,628)	74,792

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		(80,443)	(84,407)

Effect of exchange rate changes		59,409	(6,089)

Cash and cash equivalents at beginning of period		2,079,398	2,096,980

Cash and cash equivalents at end of period	7	2,058,364	2,006,484

	June	June
	2018	2017
	MCh$	MCh$
Operational Cash flow interest:

Interest received	915,615	973,653
Interest paid	(188,833)	(324,685)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of interim consolidated financial statements originally issued in Spanish)

1.                           Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in the areas of corporations and large companies, medium and small companies and personal and consumer banking. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Consolidated Financial Statements of Banco de Chile, for the period ended June 30, 2018 were approved by the Directors on July 26, 2018.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

2.                           Legal regulations, basis of preparation and other information:

(a)                       Legal regulations:

The General Banking Law in its Article No. 15 empowers the Chilean Superintendency of Banks and Financial Institutions (“SBIF”) to issue accounting standards of general application for entities it supervises. The Corporations Law, in turn, requires following the generally accepted accounting principles.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (“IASB”). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

(b)                       Basis of preparation:

(b.1)             These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (“SBIF”).

(b.2)             The following table details the entities in which the Bank has control and are part of this consolidated financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	June	December	June	December	June	December
RUT	Subsidiaries	Country	Currency	2018	2017	2018	2017	2018	2017
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

2.                           Legal regulations, basis of preparation and other information, continued:

(c)                      Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires the Bank’s Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. These estimates refer to:

1.                           Provision for loan losses (Notes No. 11. No. 12 and No. 32);

2.                           Useful life of intangible and property and equipment (Notes No.15 and No.16);

3.                          Income taxes and deferred taxes (Note No. 17);

4.                          Provisions (Note No. 24);

5.                          Contingencies and Commitments (Note No. 26);

6.                          Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the period ended June 30, 2018 there have been no significant changes in the estimates made.

(d)                     Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the six-month period ended June 30, 2018 are not included.

(e)                      Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the financial statements of the period has been taken into account.

(f)                       Reclassifications:

There have not been significant reclassifications at the end of this period 2018.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Superintendency of Banks and Financial Institutions (SBIF):

3.1.1 Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the Superintendency of Bank and Financial Institutions, which have been adopted by the Bank, are detailed below:

Accounting standards issued by IASB.

IFRS 9 Financial Instruments.

On July 24, 2014, the IASB concluded its improvement project on the accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on principles for the classification and measurement, introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The designation of the classification, determining how financial assets and liabilities are accounted for in the financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach to the classification of financial assets, based on the entity’s business model for the management of financial assets and the characteristics of contractual flows.

In terms of impairment, the standard establishes a single model that will be applied to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which will require a timely recognition of expected credit losses.

IFRS 9 introduces flexibility to the regulatory requirements for hedge accounting, and also new alternatives of strategies to be use; the new amendments represent a substantial overhaul of hedge accounting, which will allow aligning the accounting treatment with the risk management activities, enabling entities to better reflect these activities in their financial statements.

In addition, as a result of these changes, users of the financial statements will be provided with better information on risk management and the effect of hedge accounting in the financial statements.

This standard also establishes that the change in fair value that corresponds to own credit risk will be recorded in Other Comprehensive Income, thus reducing any eventual volatility that could arise from entity’s income as a result of its recognition. Earlier application of this improvement is permitted, prior to any other requirement of IFRS 9.

The mandatory date of application is from January 1, 2018. However, for the purposes of these financial statements, this regulation has not yet been approved by the Superintendency of Banks and Financial Institutions, an event that is required for its local application.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, continued:

Banco de Chile as securities issuer of Equity Securities listed on the New York Stock Exchange (“NYSE”), and in order to comply with the new standards required for the preparation and presentation of the Annual Report 20F to the Securities and Exchange Commission (“SEC”), during the year 2017 the Bank and its subsidiaries initiated technological developments and other solutions to address the needs generated by the application of the new accounting pronouncement IFRS 9, such as the implementation of models and procedures related to the Expected Credit Loss Model (“ECL”), the SPPI Test (Only Payment of Principal and Interest) and the evaluation of the Business Model.

For the American regulator purposes, the partial estimate of the impact of the transition from IAS 39 to IFRS 9 regarding ECL as of January 1, 2018, is disclosed in Note No. 43 of the Financial Statement included in the Report 20-F of the year 2017.

IFRS 15 Revenue from Contracts with Customers.

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present useful information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new standard replace the following current standard and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programs, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard. In short the amendments clarify how to:

•             Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

•             Determining whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

•             Determine whether the product of a license must be recognized at a point in time or over time.

The application of this standard did not generate equity effects in the Bank and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

IAS 28 Investments in associates and joint ventures.

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016, which included the amendment to IAS 28. This amended to clarify that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes it clear that the method chosen for each investment should be made at the initial time.

This modification had no impact on the Banco de Chile and its subsidiaries.

IAS 40 Investment Property.

IAS 40 requires that an asset be transferred to (or from), investment property only when there is a change in its use.

The amendment, issued in December 2016, clarifies that a change in management’s intentions for the use of a property does not provide, in isolation, evidence of a change in its use. An entity must, therefore, have taken observable actions to support such a change.

This modification had no impact on the Banco de Chile and its subsidiaries.

IFRIC 22 Foreign Currency Transactions and Advance Consideration.

In December 2016, the IASB issued Interpretation IFRIC 22 “Foreign Currency Transactions and Advance Consideration”.

This interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income.

The IFRIC specifies that at the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, it is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability that Arising from the payment or collection of the anticipated consideration. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early consideration and the date of recognition of the transaction to which said consideration relates.

This interpretation had no impact on the Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board and Superintendency of Banks and Financial Institutions that are not yet effective as of June 30, 2018, are detailed below:

Accounting standards issued by International Accounting Standards Board.

IFRS 16 Leases.

On January 2016 was issued IFRS 16, which has as purpose to establish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule does not differ significantly from IAS 17 Leases that precedes it, related to the accounting treatment for the lessor. However, related to the lessee, the new rule requires the recognition of assets and liabilities for most lease contracts.

The date of application of this new standard is from January 1, 2019. Early adoption permitted but only if IFRS 15 - Revenue from contracts with customers is also applied.

The Bank estimates that this standard will not have a material impact on the Banco de Chile and its subsidiaries.

IAS 28 Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015 the IASB agreed that the amendments should apply in the future, allowing its immediate application.

This amendment will not impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

IFRIC 23 Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, which clarifies the application of the recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about tax treatments.

The date of application of this interpretation is from January 1, 2019.

The Bank and its subsidiaries are evaluating the impact of this amendment.

IAS 28 Investments in associates and joint ventures and IFRS 9 Financial instruments.

In October 2017, the IASB published the amendments to IFRS 9 Financial Instruments and IAS 28 Investments in Associated Entities and Joint Ventures.

The amendments to IFRS 9 allow entities to measure financial assets, prepaid with negative compensation at amortized cost or fair value, through other comprehensive income if a specific condition is met, instead of at fair value with effect on results.

Regarding IAS 28, the amendments clarify that entities must account for long-term results in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

The IASB also released an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associated entity or joint venture.

The date of application of these amendments is January 1, 2019.

This modification has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Annual improvements IFRS

In December 2017, the IASB issued the Annual Improvements to IFRS Cycle 2015-2017, which includes amendments to the following regulations:

• IFRS 3 Business Combinations. Interests previously held in a joint operation.

The amendment provides additional guidance for applying the procurement method to particular types of business combinations.

The amendment states that when a party to a joint arrangement obtains control of a business, which is a joint arrangement and had rights over the assets and liabilities for the liabilities related to this joint arrangement, immediately before the acquisition date, the transaction it is a business combination achieved in stages.

Therefore, the acquirer will apply the requirements for a business combination achieved in stages, including re-measuring its previously held interest in the joint operation. By doing so, the acquirer will re-measure its total value that it previously had in the joint operation.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

The Bank and its subsidiaries have no impact on the consolidated financial statement as a result from this amendment.

• IFRS 11 Joint Agreements.

The amendments to IFRS 11 relate to the accounting for acquisitions of interests in Joint Agreements.

The amendment establishes that a party that participates, but does not have control, in a joint agreement, can obtain control of the joint agreement. Given the above, the activity of the joint agreement would constitute a Business Combination as defined in IFRS 3, in such cases, the interests previously held in the joint agreement are not remeasured.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

The Bank and its subsidiaries have no impact on the consolidated financial statement as a result from this amendment.

• IAS 23 Costs for loans. Costs for loans that can be capitalized.

The amendment to the standard is intended to clarify that, when an asset is available for use or sale, an entity will treat any outstanding loan taken specifically to obtain that asset, as part of the funds it has taken as current loans.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

This modification has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

• Conceptual Framework.

On March 29, 2018, the IASB issued a “Reviewed” Conceptual Framework. Changes to the Conceptual Framework may affect the application of IFRS when no rule applies to a particular transaction or event.

The Conceptual Framework introduces mainly the following improvements:

•             It incorporates some new concepts of measurement, presentation and disclosure and derecognition of assets and liabilities in the Financial Statements.

•             Provides updated definitions of assets, liabilities and includes criteria for the recognition of assets and liabilities in the financial statements.

•             Clarifies some important concepts such as background on form, prudential criteria and measurement of uncertainty.

The Conceptual Framework enters into force for periods beginning on January 1, 2020. Early adoption is permitted.

The Bank and its subsidiaries are evaluating the impact of this amendment.

Accounting standards issued by the Superintendency of Banks and Financial Institutions

• Circular No. 3,634

The SBIF through circular No. 3,634 dated March 9, 2018, introduces modifications to the weighted assets by risk, credit equivalent and credit limits applicable to derivative instruments cleared and settled by a Central Counterparty Entity (ECC).

The main modifications are:

•             An intermediate category is introduced to classify the credit equivalent of the derivative instruments settled and liquidated in a CCP, when these types of entities are irrevocably constituted in creditors and debtors of the rights and obligations arising from such operations, being legally binding for the parties the obligations resulting from such acts. The risk weight for these assets will be equal to 2%.

•             For purposes of determining the credit equivalent, which is defined in chapter 12-1 of the RAN of the SBIF, which corresponds to the fair value of the derivative instrument, plus an additional amount that depends on the underlying and the additional term of the derivative. The SBIF reclassified from the category “Contracts on foreign currencies” to the category “interest rate contracts” to derivative instruments whose underlying is the Development Unit.

•             Modifications to Chapter 12-3 are introduced, given that the SBIF considers that operations on derivative instruments negotiated between banks incorporated in Chile, including branches of foreign banks, are subject to the interbank credit limit, even though such transactions are subsequently compensate and settle in a CCP.

The new dispositions were implemented as of June 30, 2018 and reported in the regulatory files defined by the SBIF, based on the information referred to the month of July 2018.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Accounting standards issued by the Superintendency of Banks and Financial Institutions, continued:

• Circular N°3,638

On July 6, 2018, the SBIF published amendments to the standards contained in Chapter B-1 “Provisions for Credit Risk” of the Compendium of Accounting Standards, which incorporates a standard model for the estimation of provisions for credit risk of the commercial portfolio of group analysis.

The proposed methods and risk factors considered are the following:

•             Commercial Leasing Portfolio: considers default, the type of asset in leasing (real estate or non-real estate) and the current value over value of the asset of the operation.

•             Student Portfolio: considers the type of loan granted, the enforceability of the payment and the default that it presents, in case the loan is required.

•             Generic Commercial Portfolio: considers default and the existence of real guarantees that guarantee the placement. In the case of guarantees, the relationship between the placement and the value of the security right that covers it is considered.

With the changes introduced in the standard, the three standardized methods included in the model will constitute a prudential floor for internal methods currently used by the industry.

The new standards will come into force in July 2019.

4.                           Changes in Accounting policies and Disclosures:

The accounting policies adopted in the preparation of the Interim Consolidated Financial Statements are consistent with those used in the preparation of the Bank’s consolidated annual financial statements for the year ended December 31, 2017, except for the adoption of new regulations in force at 1 January 2018.

The Bank adopted, for the first time, IFRS 15 Revenue from ordinary contracts with customers (See Note No. 3), there being no capital effects resulting from its application, therefore, the information disclosed as of December 31, 2017 it has not been restated in these financial statements.

Additionally, as of fiscal year 2018, the bonus that the Bank negotiated with its employees in collective bargaining in 2018 was recorded in the “Other assets” account in the item “Prepaid expenses” and is amortized with a charge to results within the term of the collective bargaining agreement and according to the permanence of the employees at the date of issuance of the financial statements. Before the change, the payment of this benefit directly affected the result of the year.

This modification was made because it is observed that this disbursement complies with the definition to be considered a right that has the potential to produce economic benefits considering the Conceptual Framework (modified) of the IFRS.

During the period ended June 30, 2018, there have been no others accounting changes that may significantly affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

5.                           Relevant Events:

(a)         On January 22, 2018, the Board of the subsidiary Banchile Securitizadora S.A., agreed to appoint Claudia Marcela Herrera García as the new Director of the company, until the next Ordinary Shareholders’ Meeting.

(b)         On January 25, 2018 in the Ordinary Session No. BCH 2,874, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 22, 2018, with the purpose of proposing, among other matters, the distribution of dividend No. 206 of Ch$3.14655951692 to each of the 99,444,132,192 shares, payable with charge to the distributable net income for the year ended December 31, 2017, corresponding to 60% of such net profits.

In addition, the Board of Directors agreed to convene an Extraordinary Shareholders’ Meeting to be held on the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income pertaining to the 2017 financial year, through the issuance of fully paid-in shares, without nominal value, determined at a value of Ch$93.73 per share, which will be distributed among the shareholders at the rate of 0.02238030880 shares per share and adopting the necessary agreements subject to the exercise of the options provided under Article 31 of Law No. 19,396.

(c)          On January 25, 2018, Banco de Chile informed that in the Ordinary Session, the Board of Directors accepted the resignation presented by the Principal and Vice-Chairman, Mrs. Jane Fraser. Likewise, the Board of Directors appointed Mr. Álvaro Jaramillo Escallon as its Regular Director until his next Ordinary Shareholders’ Meeting. Additionally, in the same session, Mr. Jaramillo was appointed Vice Chairman of the Board.

(d)         At the Ordinary Shareholders’ Meeting, held on March 22, 2018, our shareholders agreed to the dividend No 206, and its distribution in the amount of Ch$3.14655951692 per “Banco de Chile” share, to be charged to net distributable income of Banco de Chile for 2017. Moreover, at the Extraordinary Shareholders Meeting held on the same date, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017, through the issuance of fully paid-in shares, of no par value, with a value of Ch$93.73 per share.

Additionally, the shareholders appointed of Mr. Álvaro Jaramillo Escallon as its Director until the next renewal of the Board of Directors.

(e)          The Central Bank of Chile communicated to Banco de Chile that the Board of such institution (Consejo), in Special Session No 2140E, held on March 26, 2018, considered the resolutions adopted by the shareholders’ meetings of Banco de Chile on March 22, 2018, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 40% of the net income obtained during the fiscal year ending on December 31, 2017, the Council of the Central Bank of Chile resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to letter b) of article 31 of law No 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.                           Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:                                 This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, though its management is related to the segments mentioned previously, the income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•                   Banchile Administradora General de Fondos S.A.

•                   Banchile Asesoría Financiera S.A.

•                   Banchile Corredores de Seguros Ltda.

•                   Banchile Corredores de Bolsa S.A.

•                   Banchile Securitizadora S.A.

•                   Socofin S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.                           Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions, provisions for loan losses and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation.

•                                The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

•                                Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended June 30, 2018 and 2017, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.       Business Segments, continued:

The following table presents the income by segment for the periods ended June, 2018 and 2017 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	477,251	472,140	173,157	168,347	(1,057)	(11,945)	(3,287)	(2,662)	646,064	625,880	1,466	1,141	647,530	627,021
Net commissions income (loss)	92,859	94,185	22,576	22,176	(2,087)	(1,234)	71,947	66,059	185,295	181,186	(6,071)	(5,766)	179,224	175,420
Other operating income	13,325	10,559	28,504	18,201	20,724	28,071	15,775	14,189	78,328	71,020	(2,850)	(2,566)	75,478	68,454
Total operating revenue	583,435	576,884	224,237	208,724	17,580	14,892	84,435	77,586	909,687	878,086	(7,455)	(7,191)	902,232	870,895
Provision for loan losses	(122,637)	(133,683)	(2,230)	8,485	—	—	112	(20)	(124,755)	(125,218)	—	—	(124,755)	(125,218)
Depreciation and amortization	(14,542)	(13,560)	(2,439)	(2,208)	(46)	(73)	(1,444)	(1,366)	(18,471)	(17,207)	—	—	(18,471)	(17,207)
Other operating expenses	(272,778)	(253,912)	(77,463)	(73,031)	(3,064)	(2,654)	(51,558)	(49,982)	(404,863)	(379,579)	7,455	7,191	(397,408)	(372,388)
Income attributable to associates	3,196	1,465	545	571	60	59	347	428	4,148	2,523	—	—	4,148	2,523
Income before income taxes	176,674	177,194	142,650	142,541	14,530	12,224	31,892	26,646	365,746	358,605	—	—	365,746	358,605
Income taxes													(60,532)	(58,794)
Income after income taxes													305,214	299,811

The following table presents assets and liabilities of the periods ended June 30, 2018 and December 31, 2017 by each segment defined above

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	17,171,422	16,099,926	11,484,141	10,558,278	4,951,063	5,469,829	808,722	637,860	34,415,348	32,765,893	(333,933)	(232,137)	34,081,415	32,533,756
Current and deferred taxes													279,430	290,432
Total assets													34,360,845	32,824,188

Liabilities	10,903,336	10,380,250	10,672,832	10,272,607	9,290,305	8,815,056	658,905	479,244	31,525,378	29,947,157	(333,933)	(232,137)	31,191,445	29,715,020
Current and deferred taxes													1,706	3,453
Total liabilities													31,193,151	29,718,473

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

7.         Cash and Cash Equivalents:

(a)                       The detail of the balances included under cash and cash equivalents and their reconciliation with the statement of cash flows at the end of each period are detailed as follows:

	June	December
	2018	2017
	MCh$	MCh$

Cash and due from banks:
Cash (*)	558,952	522,869
Deposit in Chilean Central Bank (*)	298,923	162,421
Deposits in other domestic banks	9,371	9,922
Deposits abroad	144,400	362,181
Subtotal - Cash and due from banks	1,011,646	1,057,393

Net transactions in the course of collection	220,675	226,097
Highly liquid financial instruments (**)	747,573	719,069
Repurchase agreements	78,470	76,839
Total cash and cash equivalents	2,058,364	2,079,398

(*)    Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**) It corresponds to negotiation instruments and available-for-sale and investment instruments, whose term does not exceed six months from the date of acquisition.

	June	December
	2018	2017
	MCh$	MCh$
Highly liquid financial instruments:
Financial Assets Held-for-trading	739,180	710,162
Available-for-sale Instruments	8,393	8,907
Total	747,573	719,069

(b)       Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	June	December
	2018	2017
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	207,362	204,624
Funds receivable	397,512	317,185
Subtotal transactions in the course of collection	604,874	521,809

Liabilities
Funds payable	(384,199)	(295,712)
Subtotal transactions in the course of payment	(384,199)	(295,712)
Net transactions in the course of settlement	220,675	226,097

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

8.         Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	June	December
	2018	2017
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank of Chile bonds	113,552	400,368
Central Bank of Chile promissory notes	849,838	662,190
Other instruments issued by the Chilean Government and Central Bank	35,098	254,606

Other instruments issued in Chile
Bonds from other domestic companies	—	—
Bonds from domestic banks	22,430	2,070
Deposits in domestic banks	218,748	218,307
Other instruments issued in Chile	699	715

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	322

Mutual fund investments
Funds managed by related companies	58,837	78,069
Funds managed by third-party	—	—
Total	1,299,202	1,616,647

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$5,096 million as of December 31, 2017. Repurchase agreements had a 7 days average expiration in December 2017. As of June 30, 2018, there are no guarantee instruments for this concept.

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$63,516 as of June 30, 2018 (Ch$34,585 million as of December 31, 2017).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$199,103 million as of June 30, 2018 (Ch$158,731 million as of December 31, 2017). The repurchase agreements have an average expiration of 11 days as of period-end 2018 (7 days in December 2017).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$13,122 million as of June 30, 2018 (Ch$15,032 million as of December 31, 2017), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

9.         Cash collateral on securities borrowed and reverse repurchase agreements:

(a)         Receivables for repurchase agreements: The Bank provides financing to its customers through repurchase agreements and security borrowings, in which the financial instrument serves as collateral. As of June 30, 2018 and December 31, 2017, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	4,114	—	—	—	—	—	—	—	—	—	—	—	4,114
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	2,576	—	—	—	—	—	—	—	—	—	—	—	2,576

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	13,297	—	—	—	—	—	—	—	—	—	—	—	13,297
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	67,822	47,357	22,271	19,207	4,207	5,090	—	—	—	—	—	—	94,300	71,654

Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Mutual fund investments
Funds managed by related companies	—	—	—	—	—		—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—		—	—	—	—	—	—	—	—

Total	67,822	67,344	22,271	19,207	4,207	5,090	—	—	—	—	—	—	94,300	91,641

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of June 30, 2018, the fair value of the instruments received amounts to Ch$90,534 million (Ch$95,665 million as of December, 2017).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

9.         Cash collateral on securities lent and repurchase agreements, continued:

(b)         Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate. As of June 30, 2018 and December 31, 2017, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	18,451	5,169	—	—	—	—	—	—	—	—	—	—	18,451	5,169
Central Bank promissory notes	—	5,095	—	—	—	—	—	—	—	—	—	—	—	5,095
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	2,013	—	—	9,086	—	—	—	—	—	—	—	9,086	2,013
Deposits in domestic banks	201,503	114,359	26,227	—	43,416	56,762	—	—	—	—	—	—	271,146	171,121
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	5,860	11,994	—	—	—	—	—	—	—	—	—	—	5,860	11,994

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Mutual fund investments
Funds managed by related companies	—	—	—	—	—		—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	225,814	138,630	26,227	—	52,502	56,762	—	—	—	—	—	—	304,543	195,392

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities loans as of June 30, 2018 amounts to Ch$304,473 million (Ch$195,437 million in December 2017). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges:

(a)                       As of June 30, 2018 and December 31, 2017, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
As of June 30, 2018	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	June	June	June	June	June	June	June	June	June
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	12,535	—	12,535	—	3,403
Interest rate swap	—	—	—	26,810	24,583	188,659	240,052	2,097	1,172
Total derivatives held for hedging purposes	—	—	—	26,810	37,118	188,659	252,587	2,097	4,575

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	249,937	242,199	82,091	441,629	1,015,856	9,008	63,537
Total derivatives held as cash flow hedges	—	—	249,937	242,199	82,091	441,629	1,015,856	9,008	63,537

Trading derivatives
Currency forward	8,408,002	8,776,778	15,278,595	2,214,962	164,870	34,003	34,877,210	680,917	616,766
Interest rate forward	—	—	—	—	—	—	—	—	—
Interest rate swap	2,492,108	6,557,926	19,100,164	14,061,969	6,396,749	8,348,435	56,957,351	285,357	271,395
Interest rate swap and cross currency swap	447,951	404,780	1,878,946	3,619,459	3,068,271	3,232,297	12,651,704	386,300	504,292
Call currency options	63,696	96,805	109,188	585	—	—	270,274	5,152	4,569
Put currency options	38,128	75,311	128,113	651	—	—	242,203	150	841
Total trading derivatives	11,449,885	15,911,600	36,495,006	19,897,626	9,629,890	11,614,735	104,998,742	1,357,876	1,397,863

Total	11,449,885	15,911,600	36,744,943	20,166,635	9,749,099	12,245,023	106,267,185	1,368,981	1,465,975

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges, continued:

(a)             Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
As of December 31, 2017	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	December	December	December	December	December	December	December	December	December
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	13,914	—	13,914	—	3,652
Interest rate swap	—	—	—	25,233	12,593	41,144	78,970	277	1,678
Total derivatives held for hedging purposes	—	—	—	25,233	26,507	41,144	92,884	277	5,330

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	254,724	377,072	30,874	485,891	1,148,561	27,572	80,888
Total derivatives held as cash flow hedges	—	—	254,724	377,072	30,874	485,891	1,148,561	27,572	80,888

Trading derivatives
Currency forward	6,217,692	6,739,730	14,706,493	1,630,627	138,946	6,154	29,439,642	506,502	578,083
Interest rate forward	14,000	—	—	—	—	—	14,000	—	206
Interest rate swap	3,450,543	8,494,249	17,762,447	13,242,961	5,287,261	7,379,643	55,617,104	243,931	241,613
Interest rate swap and cross currency swap	156,414	458,006	1,934,358	3,126,560	2,440,814	3,165,088	11,281,240	466,192	504,209
Call currency options	23,191	32,444	94,359	3,782	—	—	153,776	514	475
Put currency options	19,140	25,163	97,634	3,936	—	—	145,873	2,841	3,433
Total trading derivatives	9,880,980	15,749,592	34,595,291	18,007,866	7,867,021	10,550,885	96,651,635	1,219,980	1,328,019

Total	9,880,980	15,749,592	34,850,015	18,410,171	7,924,402	11,077,920	97,893,080	1,247,829	1,414,237

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                     Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of June 30, 2018 and December 31, 2017:

	June	December
	2018	2017
	MCh$	MCh$
Hedge element
Commercial loans	12,535	13,914
Corporate bonds	240,052	78,970

Hedge instrument
Cross currency swap	12,535	13,914
Interest rate swap	240,052	78,970

(c)                      Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,286)	(1,246)	(2,572)	(2,491)	(2,572)	(2,491)	(84,329)	(82,348)	(90,759)	(88,576)
Corporate Bond HKD	—	—	(4,239)	—	(7,439)	(11,052)	(71,088)	(68,634)	(78,656)	(19,202)	(255,922)	(298,776)	(417,344)	(397,664)
Corporate Bond CHF	—	—	—	(986)	(85,473)	(161,529)	(117,675)	(192,519)	(495)	(474)	(99,451)	(95,174)	(303,094)	(450,682)
Obligation USD	(223)	(212)	(82)	(235)	(98,554)	(93,173)	(45,938)	(43,385)	—	—	—	—	(144,797)	(137,005)
Corporate Bond JPY	—	—	(316)	(292)	(47,248)	(1,150)	(31,505)	(72,098)	(31,020)	(28,886)	(67,708)	(63,002)	(177,797)	(165,428)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,286	1,246	2,572	2,491	2,572	2,491	84,329	82,348	90,759	88,576
Cross Currency Swap HKD	—	—	4,239	—	7,439	11,052	71,088	68,634	78,656	19,202	255,922	298,776	417,344	397,664
Cross Currency Swap CHF	—	—	—	986	85,473	161,529	117,675	192,519	495	474	99,451	95,174	303,094	450,682
Cross Currency Swap USD	223	212	82	235	98,554	93,173	45,938	43,385	—	—	—	—	144,797	137,005
Cross Currency Swap JPY	—	—	316	292	47,248	1,150	31,505	72,098	31,020	28,886	67,708	63,002	177,797	165,428

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	—	5,655	2,344	270,280	281,377	275,345	414,764	110,911	59,737	507,595	555,461	1,169,786	1,313,683

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	(3,251)	—	(6,280)	(9,404)	(66,453)	(66,188)	(67,372)	(16,365)	(236,404)	(285,066)	(379,760)	(377,023)
Cross Currency Swap JPY	—	—	(1,082)	(1,061)	(51,839)	(3,372)	(37,244)	(85,598)	(35,117)	(35,063)	(78,203)	(77,895)	(203,485)	(202,989)
Cross Currency Swap USD	—	—	—	—	(111,549)	(111,077)	(45,182)	(44,840)	—	—	—	—	(156,731)	(155,917)
Cross Currency Swap CHF	—	—	(1,322)	(1,283)	(98,832)	(155,767)	(122,900)	(214,620)	(4,858)	(4,793)	(108,107)	(107,870)	(336,019)	(484,333)
Cross Currency Swap EUR	—	—	—	—	(1,780)	(1,757)	(3,566)	(3,518)	(3,564)	(3,516)	(84,881)	(84,630)	(93,791)	(93,421)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)             The unrealized results generated during the period 2018 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$30,342 million (credit to equity of Ch$10,800 million in June 30, 2017). The net effect of taxes charge to equity amounts to Ch$22,150 million (net credit to equity of Ch$8,046 million credit to equity during the period June 2017).

The accumulated balance for this concept as of June 30, 2018 corresponds to a charge in equity amounted to Ch$42,893 million (charge to equity of Ch$12,551 million as of December 31, 2017).

(c.4)             The net effect in income of derivatives cash flow hedges amount to Ch$36,730 million credit to income during the period 2018 (Ch$6,946 million credit to income during the period June 2017).

(c.5)               As of June 30, 2018 and 2017, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)               As of June 30, 2018 and 2017, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

11.                    Loans and advances to Banks:

(a)                       At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	June	December
	2018	2017
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	65,005	120,017
Provisions for loans to domestic banks	(54)	(43)
Subtotal	64,951	119,974
Foreign Banks
Interbank loans commercial	238,998	187,006
Credits with third countries	25,934	61,091
Chilean exports trade loans	72,137	41,255
Provisions for loans to foreign banks	(1,112)	(540)
Subtotal	335,957	288,812
Central Bank of Chile
Non-available Central Bank deposits	900,113	350,000
Other Central Bank credits	755	916
Subtotal	900,868	350,916
Total	1,301,776	759,702

(b)                       The changes in provisions of the credits owed by the banks, during the periods 2018 and 2017, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2017	100	429	529
Provisions established	—	265	265
Provisions released	(100)	—	(100)
Balance as of June 30, 2017	—	694	694
Provisions established	43	—	43
Provisions released	—	(154)	(154)
Balance as of December 31, 2017	43	540	583
Provisions established	11	572	583
Provisions released	—	—	—
Balance as of June 30, 2018	54	1,112	1,166

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.       Loans to Customers, net:

(a.i)     Loans to Customers:

As of June 30, 2018 and December 31, 2017, the portfolio of loans is composed as follows:

	As of June 30, 2018
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,668,454	55,731	304,515	11,028,700	(112,202)	(85,391)	(197,593)	10,831,107
Foreign trade loans	1,286,430	19,067	10,401	1,315,898	(40,629)	(2,299)	(42,928)	1,272,970
Current account debtors	238,536	2,934	2,448	243,918	(3,270)	(6,556)	(9,826)	234,092
Factoring transactions	573,257	859	1,405	575,521	(10,278)	(1,927)	(12,205)	563,316
Student loans	48,627	—	1,586	50,213	—	(1,575)	(1,575)	48,638
Commercial lease transactions (1)	1,383,831	18,998	24,032	1,426,861	(4,333)	(8,171)	(12,504)	1,414,357
Other loans and accounts receivable	68,458	351	7,873	76,682	(1,324)	(6,114)	(7,438)	69,244
Subtotal	14,267,593	97,940	352,260	14,717,793	(172,036)	(112,033)	(284,069)	14,433,724
Mortgage loans
Letters of credit	23,674	—	1,768	25,442	—	(93)	(93)	25,349
Endorsable mortgage loans	46,066	—	1,540	47,606	—	(105)	(105)	47,501
Other residential lending	7,415,229	—	156,399	7,571,628	—	(27,946)	(27,946)	7,543,682
Credit from ANAP	7	—	—	7	—	—	—	7
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9,200	—	342	9,542	—	(56)	(56)	9,486
Subtotal	7,494,176	—	160,049	7,654,225	—	(28,200)	(28,200)	7,626,025
Consumer loans
Consumer loans in installments	2,471,175	—	237,104	2,708,279	—	(184,292)	(184,292)	2,523,987
Current account debtors	297,727	—	2,250	299,977	—	(9,986)	(9,986)	289,991
Credit card debtors	1,115,836	—	20,171	1,136,007	—	(53,108)	(53,108)	1,082,899
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	12	—	751	763	—	(404)	(404)	359
Subtotal	3,884,750	—	260,276	4,145,026	—	(247,790)	(247,790)	3,897,236
Total	25,646,519	97,940	772,585	26,517,044	(172,036)	(388,023)	(560,059)	25,956,985

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of June 30, 2018 Ch$664,014 million correspond to finance leases for real estate and Ch$762,847 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.       Loans to Customers net, continued:

(a.i)     Loans to Customers, continued:

	As of December 31, 2017
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,199,048	67,602	294,976	10,561,626	(118,710)	(81,377)	(200,087)	10,361,539
Foreign trade loans	948,547	10,627	24,364	983,538	(38,752)	(2,311)	(41,063)	942,475
Current account debtors	265,842	2,706	2,392	270,940	(3,509)	(6,350)	(9,859)	261,081
Factoring transactions	643,352	2,552	931	646,835	(9,349)	(2,037)	(11,386)	635,449
Student loans	44,407	—	1,617	46,024	—	(1,319)	(1,319)	44,705
Commercial lease transactions (1)	1,337,411	17,468	26,637	1,381,516	(4,946)	(8,215)	(13,161)	1,368,355
Other loans and accounts receivable	55,521	298	6,815	62,634	(912)	(5,688)	(6,600)	56,034
Subtotal	13,494,128	101,253	357,732	13,953,113	(176,178)	(107,297)	(283,475)	13,669,638
Mortgage loans
Letters of credit	27,568	—	2,105	29,673	—	(11)	(11)	29,662
Endorsable mortgage loans	52,229	—	1,800	54,029	—	(58)	(58)	53,971
Other residential lending	7,229,037	—	151,691	7,380,728	—	(31,478)	(31,478)	7,349,250
Credit from ANAP	8	—	—	8	—	—	—	8
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,127	—	441	8,568	—	(217)	(217)	8,351
Subtotal	7,316,969	—	156,037	7,473,006	—	(31,764)	(31,764)	7,441,242
Consumer loans
Consumer loans in installments	2,311,482	—	227,239	2,538,721	—	(175,659)	(175,659)	2,363,062
Current account debtors	314,506	—	2,149	316,655	—	(10,446)	(10,446)	306,209
Credit card debtors	1,134,476	—	22,654	1,157,130	—	(56,525)	(56,525)	1,100,605
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8	—	902	910	—	(313)	(313)	597
Subtotal	3,760,472	—	252,944	4,013,416	—	(242,943)	(242,943)	3,770,473
Total	24,571,569	101,253	766,713	25,439,535	(176,178)	(382,004)	(558,182)	24,881,353

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2017 Ch$653,575 million correspond to finance leases for real estate and Ch$727,941 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.       Loans to Customers, net, continued:

(a.ii)    Impaired Portfolio:

As of June 30, 2018 and December 31, 2017, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established						Net assets
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	14,359,981	13,593,249	357,812	359,864	14,717,793	13,953,113	(172,036)	(176,178)	(112,033)	(107,297)	(284,069)	(283,475)	14,433,724	13,669,638
Mortgage loans	7,494,176	7,316,969	160,049	156,037	7,654,225	7,473,006	—	—	(28,200)	(31,764)	(28,200)	(31,764)	7,626,025	7,441,242
Consumer loans	3,884,750	3,760,472	260,276	252,944	4,145,026	4,013,416	—	—	(247,790)	(242,943)	(247,790)	(242,943)	3,897,236	3,770,473
Total	25,738,907	24,670,690	778,137	768,845	26,517,044	25,439,535	(172,036)	(176,178)	(388,023)	(382,004)	(560,059)	(558,182)	25,956,985	24,881,353

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, continued:

(b)                     Credit risk provisions:

The changes in credits risk provisions, during the periods 2018 and 2017, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2016	221,085	105,174	33,866	249,866	609,991
Charge-offs	(8,722)	(22,457)	(2,732)	(126,819)	(160,730)
Sales or transfers of credits	(553)	—	—	—	(553)
Allowances established	—	18,948	3,052	127,938	149,938
Allowances released	(6,133)	—	—	—	(6,133)
Balance as of June 30, 2017	205,677	101,665	34,186	250,985	592,513
Charge-offs	(5,052)	(22,485)	(2,361)	(128,162)	(158,060)
Sales or transfers of credits	(12,521)	—	—	—	(12,521)
Allowances established	—	28,117	—	120,120	148,237
Allowances released	(11,926)	—	(61)	—	(11,987)
Balance as of December 31, 2017	176,178	107,297	31,764	242,943	558,182
Charge-offs	(4,715)	(24,943)	(3,156)	(112,473)	(145,287)
Sales or transfers of credits	—	—	—	—	—
Allowances established	573	29,679	—	117,320	147,572
Allowances released	—	—	(408)	—	(408)
Balance as of June 30, 2018	172,036	112,033	28,200	247,790	560,059

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.                  As of June 30, 2018 and December 31, 2017, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (d) and (e).

2.                  As of June 30, 2018 and 2017 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and all risks and benefits related to these financial assets have been transferred all or substantially to it. (See Note No. 12 (e)).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, continued:

(c)                      Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	479,348	461,354	(55,915)	(54,216)	423,433	407,138
From 1 to 2 years	359,267	338,305	(40,360)	(39,946)	318,907	298,359
From 2 to 3 years	237,648	230,920	(26,019)	(26,136)	211,629	204,784
From 3 to 4 years	150,155	146,921	(17,315)	(17,680)	132,840	129,241
From 4 to 5 years	98,941	99,268	(12,219)	(12,564)	86,722	86,704
After 5 years	272,108	278,607	(25,826)	(27,315)	246,282	251,292
Total	1,597,467	1,555,375	(177,654)	(177,857)	1,419,813	1,377,518

(*)    The net balance receivable does not include past-due portfolio totaling Ch$7,048 million as of June 30, 2018 (Ch$3,998 million as of December 31, 2017).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, continued:

(d)                       Purchase of loan portfolio:

During the period ended June 30, 2018 the Bank has not acquired portfolio loans.

During 2017, the Bank acquired loan portfolios, whose nominal value amounted to Ch$1,495 million.

(e)                        Sale or transfer of loans from the loan portfolio:

During the periods 2018 and 2017 sale operations or assignments of receivables have been carried out from the loan portfolio according to the following:

As of June 30, 2018
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	—	—	—	—
Sale of written — off loans	—	—	—	—
Total	—	—	—	—

	As of June 30, 2017
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	807	(553)	807	553
Sale of written — off loans	—	—	23	23
Total	807	(553)	830	576

(f)                         Securitization of own assets:

During the period as of June 30, 2018 and the year 2017, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

13.       Investment Securities:

As of June 30, 2018 and December 31, 2017, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	June 2018			December 2017
	Available- for-sale	Held-to- maturity	Total	Available- for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	135,852	—	135,852	204,128	—	204,128
Promissory notes issued by the Central Bank of Chile	—	—	—	3,346	—	3,346
Other instruments of the Chilean Government and the Central Bank of Chile	38,285	—	38,285	148,894	—	148,894

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	98,589	—	98,589	99,572	—	99,572
Bonds from domestic banks	5,412	—	5,412	5,415	—	5,415
Deposits from domestic banks	920,743	—	920,743	956,733	—	956,733
Bonds from other Chilean companies	6,657	—	6,657	14,969	—	14,969
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	132,178	—	132,178	83,006	—	83,006

Instruments issued abroad Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	100,091	—	100,091	—	—	—

Total	1,437,807	—	1,437,807	1,516,063	—	1,516,063

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling Ch$18,423 million as of June 30, 2018 (Ch$5,177 million as of December 31, 2017). The repurchase agreements have an average maturity of 7 days as of June 30, 2018 (3 days in December 2017). Additionally, under the same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$29,595 million as of June 30, 2018 (Ch$31,415 million as of December 2017).

In instruments of Foreign Institutions include mainly bank bonds.

As of   June 30, 2018, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$4,331 million (accumulated unrealized gain of Ch$1,851 million in December 2017), recorded as an equity valuation adjustment.

During the period 2018 and 2017, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of June 30, 2018 and 2017 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	June	June
	2018	2017
	MCh$	MCh$

Unrealized (losses) gains	(4,938)	4,915
Realized losses (gains) reclassified to income	(1,244)	(1,094)
Subtotal	(6,182)	3,821
Income tax on other comprehensive income	1,667	(974)
Net effect in equity	(4,515)	2,847

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

14.       Investments in Other Companies:

(a)                       Investments in other companies include investments of Ch$41,588 million as of June 30, 2018 (Ch$38,041 million as of December 31, 2017), as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss) (**)
		June	December	June	December	June	December	June	June
Company	Shareholder	2018	2017	2018	2017	2018	2017	2018	2017
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	65,725	56,804	17,191	15,070	1,985	695
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	17,354	13,781	4,478	3,822	657	326
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	16,081	15,490	3,216	3,098	118	130
Redbanc S.A.	Banco de Chile	38.13	38.13	8,278	7,484	3,157	2,894	262	187
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	5,122	4,696	1,707	1,589	118	136
Sociedad Imerc OTC S.A.	Banco de Chile	11.48	12.33	11,827	11,490	1,459	1,417	40	45
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	4,008	3,659	1,075	995	96	111
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,146	5,838	922	908	32	36
Subtotal Associates				134,541	119,242	33,205	29,793	3,308	1,666

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	10,592	9,997	5,296	4,999	298	250
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,628	1,654	814	979	210	180
Subtotal Joint Ventures				12,220	11,651	6,110	5,978	508	430

Subtotal				146,761	130,893	39,315	35,771	3,816	2,096

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A. (*)	Banchile Corredores de Bolsa					1,646	1,646	305	397
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	27	30
Bolsa Electrónica de Chile S.A. (**)	Banchile Corredores de Bolsa					257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					53	50	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	—	—
Subtotal						2,273	2,270	332	427
Total						41,588	38,041	4,148	2,523

(1)            Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)            The exchange of shares informed as essential event dated May 30, 2017, each shareholder of the Stock Exchange received 1,000,000 shares for each share held as of April 20, 2017. At that date, the subsidiary Banchile Corredores de Bolsa S.A. held the ownership of 3 shares, obtaining 3,000,000 shares due to the exchange.

(**)         In the extraordinary shareholders meeting held on May 13, 2017, the exchange of 100,000 shares for each share of the company was agreed. Product of the above Banchile Corredores de Bolsa S.A. obtained 300,000 shares by owning 3 shares.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

14.       Investments in Other Companies, continued:

(d)                         The change of investments in companies registered under the equity method in the periods of June 30, 2018 and 2017, are as follows:

	June	June
	2018	2017
	MCh$	MCh$

Initial book value	38,041	32,588
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	3,816	2,096
Dividends receivable	—	—
Dividends Minimum	136	560
Dividends received	(411)	(434)
Others	6	3
Total	41,588	34,813

(c)                        During the period ended as of June 30, 2018 and December 31, 2017 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

15.                    Intangible Assets:

(a)                     As of June 30, 2018 and December 31, 2017 intangible assets are detailed as follows:

	Years
	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	133,249	122,480	(87,707)	(83,435)	45,542	39,045
Total					133,249	122,480	(87,707)	(83,435)	45,542	39,045

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

15.                    Intangible Assets, continued:

(b)                                                             The change of intangible assets as of June 30, 2018 and December 31, 2017 are as follows:

June 2018
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2018	122,480
Acquisition	11,518
Disposals/ write-downs	(749)
Impairment loss (*)	—
Total	133,249

Accumulated Amortization
Balance as of January 1, 2018	(83,435)
Amortization for the period (*)	(5,021)
Disposals/ write-downs	749
Total	(87,707)
Balance as of June 30, 2018	45,542

December 2017
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2017	109,491
Acquisition	18,779
Disposals/ write-downs	(5,790)
Impairment loss	—
Total	122,480

Accumulated Amortization
Balance as of January 1, 2017	(80,150)
Amortization for the period	(9,075)
Disposals/ write-downs	5,790
Total	(83,435)
Balance as of December 31, 2017	39,045

(*) See Note No. 35 Depreciation, amortization and impairment.

(c)                       As of June 30, 2018 and December 31, 2017, the Bank maintains the following commitments for technological developments:

	Amount of Commitment
	June	December
Detail	2018	2017
	MCh$	MCh$

Software and licenses	4,637	5,129

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.                    Property and equipment:

(a)                       The properties and equipment as of June 30, 2018 and December 31, 2017 are composed as follows:

	Years
	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Type of property and equipment:
Land and Buildings	26	27	21	21	316,850	311,428	(146,637)	(142,768)	170,213	168,660
Equipment	5	5	3	3	175,633	184,369	(143,818)	(148,006)	31,815	36,363
Others	7	6	4	4	53,131	52,552	(42,416)	(41,316)	10,715	11,236
Total					545,614	548,349	(332,871)	(332,090)	212,743	216,259

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.       Property and equipment, continued:

(b)                       The changes in properties and equipment as of June 30, 2018 and December 31, 2017 are as follows:

	June 2018
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2018	311,428	184,369	52,552	548,349
Additions	7,332	2,487	1,140	10,959
Disposals/write-downs/Sales	(1,910)	(11,220)	(553)	(13,683)
Impairment losses (*)	—	(3)	(8)	(11)
Total	316,850	175,633	53,131	545,614

Accumulated Depreciation
Balance as of January 1, 2018	(142,768)	(148,006)	(41,316)	(332,090)
Depreciation charges of the period (*) (**)	(4,587)	(7,032)	(1,648)	(13,267)
Sales and disposals of the period	718	11,220	548	12,486
Transfers	—	—	—	—
Total	(146,637)	(143,818)	(42,416)	(332,871)

Balance as of June 30, 2018	170,213	31,815	10,715	212,743

	December 2017
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2017	302,187	180,322	50,404	532,913
Additions	10,606	8,898	3,720	23,224
Disposals/write-downs/Sales	(1,365)	(4,851)	(1,569)	(7,785)
Impairment losses (***)	—	—	(3)	(3)
Total	311,428	184,369	52,552	548,349

Accumulated Depreciation
Balance as of January 1, 2017	(134,900)	(139,277)	(39,654)	(313,831)
Depreciation charges of the year (**)	(9,040)	(13,723)	(3,045)	(25,808)
Sales and disposals of the year	1,172	4,851	1,526	7,549
Transfers	—	143	(143)	—
Total	(142,768)	(148,006)	(41,316)	(332,090)

Balance as of December 31, 2017	168,660	36,363	11,236	216,259

(*)                      See Note No.35 Depreciation, Amortization and Impairment.

(**)               This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$183 million (Ch$368 million as of December 31, 2017).

(***)        This amount does not include charge-offs provision of Property and Equipment of Ch$163 million as of December 31, 2017.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.       Property and equipment, continued:

(c)                        As of June 30, 2018 and 2017, the Bank has operating lease contracts that cannot be terminated unilaterally. The information on future payments is detailed as follows:

		Lease Contracts
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

June 2018	17,317	2,899	5,753	21,981	49,555	33,836	28,943	142,967

June 2017	16,590	2,844	5,631	23,560	49,871	38,015	44,224	164,145

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has commercial leases of investment properties. These leases have an average life of 5 years.

(d)                       As of June 30, 2018 and December 31, 2017, the Bank does not have any financial lease contracts and, therefore, there are no property and equipment balances that are in financial lease at the end of both periods.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.       Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of June 30, 2018 and December 31, 2017, according to the following detail:

	June	December
	2018	2017
	MCh$	MCh$

Income tax	41,803	108,844
Less:
Monthly prepaid taxes	(58,869)	(123,717)
Credit for training expenses	—	(2,036)
Others	(302)	(2,670)
Total	(17,368)	(19,579)

Tax rate	27.0%	25.5%

	June	December
	2018	2017
	MCh$	MCh$

Current tax assets	19,074	23,032
Current tax liabilities	(1,706)	(3,453)
Total tax receivable	17,368	19,579

(b)       Income Tax:

The effect of the tax expense during the periods between January 1 and June 30, 2018 and 2017, broken down as follows:

	June	June
	2018	2017
	MCh$	MCh$
Income tax expense:
Current year tax	50,189	47,276
Tax Previous year	2,574	(1,401)
Subtotal	52,763	45,875
Charge (credit) for deferred taxes:
Origin and reversal of temporary differences	8,711	13,622
Effect of exchange rates on deferred tax	—	(1,308)
Subtotal	8,711	12,314
Others	(942)	605
Net charge to income for income taxes	60,532	58,794

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.       Current and Deferred Taxes, continued:

(c)        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2018 and 2017:

	June		June
	2018		2017
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	98,751	25.50	91,444
Additions or deductions	(0.58)	(2,111)	(0.27)	(960)
Subordinated debt (*)	(5.60)	(20,500)	(5.58)	(19,993)
Price-level restatement	(4.38)	(16,031)	(3.53)	(12,656)
Effect in deferred taxes (changes in tax rate)	—	—	(0.36)	(1,308)
Other	0.11	423	0.63	2,267
Effective rate and income tax expense	16.55	60,532	16.39	58,794

(*) The tax expense related to the subordinated debt held by SAOS, will end in the year in which sufficient resources are generated to pay off the total debt.

The effective rate for income tax for 2018 is 16.55% (16.39% in June 2017).

On September 29, 2014, Law 20,780 was published in the Diario Oficial of Chile (equivalent to the “Federal Register”), amended the System of Income Taxation and introduces various adjustments in the tax system.

In the same line, on February 8, 2016 Law 20,899 was published, which establishes that open corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes, a regime characterized by the fact that shareholders will only be entitled to allocate against personal taxes (Global Supplementary or Additional), 65% of the first category tax paid by the company.

For this tax regime, the law establishes a gradual increase of first category tax rates according to the following periodicity:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

Additionally, according to No. 11 of Article 1 of Law 20,780, as from January 1, 2017, the rate of sole tax has been increased to rejected expenses of article 21 from 35% to 40%.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.       Current and Deferred Taxes, continued:

(d)        Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements. The effects of deferred taxes on assets, liabilities and income accounts as of June 30, 2018 are detailed as follows:

	Balances as of December	Effect on		Balances as of June
	31, 2017	Income	Equity	30, 2018
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	195,192	(948)	—	194,244
Personnel provisions	12,238	(3,240)	—	8,998
Staff vacations	6,908	(32)	—	6,876
Accrued interests adjustments from impaired loans	3,414	(49)	—	3,365
Staff severance indemnities provision	573	(8)		565
Provision of credit cards expenses	8,955	576	—	9,531
Provision of accrued expenses	16,358	1,153	—	17,511
Adjustment for valuation of financial assets available-for-sale	—	—	1,168	1,168
Leasing	32,549	3,158	—	35,707
Other adjustments	17,372	1,407	—	18,779
Total Debit Differences	293,559	2,017	1,168	296,744

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,281	242	—	14,523
Adjustment for valuation of financial assets available-for-sale	499	—	(499)	—
Transitory assets	4,331	1,937	—	6,268
Loans accrued to effective rate	1,608	(92)	—	1,516
Other adjustments	5,440	8,641	—	14,081
Total Credit Differences	26,159	10,728	(499)	36,388

Deferred, Net	267,400	(8,711)	1,667	260,356

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.       Current and Deferred Taxes, continued:

(d)                     Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of June 30, 2017 and December 31, 2017, are as follows:

	Balance as of December	Effect on		Balance as of June	Effect on		Balance as of December
	31, 2016	Income	Equity	30, 2017	Income	Equity	31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	204,056	(2,854)	—	201,202	(6,010)	—	195,192
Personnel provisions	10,948	(3,713)	—	7,235	5,003	—	12,238
Staff vacations	6,674	41	—	6,715	193	—	6,908
Accrued interest adjustments from impaired loans	3,355	36	—	3,391	23	—	3,414
Staff severance indemnities provision	970	(241)	—	729	(111)	(45)	573
Provisions of credit card expenses	12,459	(2,502)	—	9,957	(1,002)	—	8,955
Provisions of accrued expenses	14,489	1,995	—	16,484	(126)	—	16,358
Leasing	37,119	(1,208)	—	35,911	(3,362)	—	32,549
Other adjustments	15,960	(1,231)	—	14,729	2,642	1	17,372
Total debit differences	306,030	(9,677)	—	296,353	(2,750)	(44)	293,559

Credit differences:
Depreciation of property and equipment and investment properties	11,815	(529)	—	11,286	2,995	—	14,281
Adjustment for valuation financial assets available-for-sale	216	—	974	1,190	1	(692)	499
Transitory assets	3,617	2,096	—	5,713	(1,382)	—	4,331
Accrued interest to effective rate	2,252	(390)	—	1,862	(254)	—	1,608
Other adjustments	6,417	1,460	—	7,877	(2,437)	—	5,440
Total credit differences	24,317	2,637	974	27,928	(1,077)	(692)	26,159

Total Assets (Liabilities) net	281,713	(12,314)	(974)	268,425	(1,673)	648	267,400

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

18.       Other Assets:

(a)      Item composition:

At the end of each period, the item is composed as follows:

	June	December
	2018	2017
	MCh$	MCh$

Assets held for leasing (*)	128,487	127,979

Assets received or awarded as payment (**)
Assets awarded at judicial sale	13,284	11,433
Assets received in lieu of payment	3,191	2,730
Provision for assets received in lieu of payment or awarded	(1,024)	(818)
Subtotal	15,451	13,345

Other Assets
Deposits by derivatives margin	286,444	174,254
Trading and brokerage (***)	54,061	32,593
Prepaid expenses	52,000	12,180
Recoverable income taxes	45,339	20,437
Pending transactions	28,448	2,151
Other accounts and notes receivable	25,924	99,201
Investment properties	14,123	14,306
Servipag available funds	10,798	12,626
Commissions receivable	9,789	6,387
VAT receivable	8,454	11,965
Recovered leased assets for sale	2,646	3,053
Rental guarantees	1,872	1,849
Accounts receivable for sale of assets received in lieu of payment	1,683	3,353
Materials and supplies	634	662
Others	19,818	11,633
Subtotal	562,033	406,650
Total	705,971	547,974

(*)                    These correspond to property and equipment to be given under finance lease.

(**)             Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0801% (0.0694% as of December 31, 2017) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written off.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)      This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

18.       Other Assets, continued:

(b)                       The changes of the provision for assets received in lieu of payment during the six-month period ended as of June 30, 2018 and 2017 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2017	2,104
Provisions used	(418)
Provisions established	579
Provisions released	—
Balance as of June 30, 2017	2,265
Provisions used	(2,529)
Provisions established	1,082
Provisions released	—
Balance as of December 31, 2017	818
Provisions used	(1,282)
Provisions established	1,488
Provisions released	—
Balance as of June 30, 2018	1,024

19.       Current accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	June	December
	2018	2017
	MCh$	MCh$

Current accounts	7,415,148	7,200,050
Other demand deposits	1,244,556	1,081,223
Other demand deposits and sight accounts	630,673	634,433
Total	9,290,377	8,915,706

20.       Savings accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	June	December
	2018	2017
	MCh$	MCh$

Time deposits	10,193,748	9,743,968
Term savings accounts	221,919	214,120
Other term balances payable	66,627	109,690
Total	10,482,294	10,067,778

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

21.       Borrowings from Financial Institutions:

(a)                       At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2018	2017
	MCh$	MCh$

Domestic banks
Banco do Brasil	3,000	1,100

Foreign banks
Foreign trade financing
Citibank N.A.	252,153	246,937
Sumitomo Mitsui Banking	196,393	120,107
Wells Fargo Bank	146,854	185,255
Bank of New York Mellon	111,415	43,143
The Bank of Nova Scotia	108,171	73,905
Bank of America	85,194	166,651
Zuercher Kantonalbank	32,707	—
Toronto Dominion Bank	32,699	—
Commerzbank AG	22,752	71,602
Standard Chartered Bank	22,654	76,268
JP Morgan Chase Bank	19,648	—
The Bank of Tokyo	2,144	—
ING Bank	—	57,331
HSBC Bank USA	—	46,179
Others	103	121
Borrowings and other obligations
Wells Fargo Bank	98,537	92,684
Citibank N.A.	25,712	4,618
The Bank of New York	12,641	—
Banco Santander Euro	3,243	3,575
HSBC Bank Plc	856	—
Deutsche Bank AG	416	5,551
Subtotal foreign banks	1,174,292	1,193,927

Chilean Central Bank	—	1

Total	1,174,292	1,195,028

(b)                       Chilean Central Bank Obligations:

Debts with the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The total amounts of the debt to the Central Bank of Chile are as follows:

	June	December
	2018	2017
	MCh$	MCh$

Borrowings and other obligations	—	—
Credit lines for the renegotiation of loans with the Central Bank	—	1
Total	—	1

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.       Debt Issued:

At the end of each period, this item is composed as follows:

	June	December
	2018	2017
	MCh$	MCh$

Mortgage bonds	19,674	23,424
Bonds	6,252,884	5,769,334
Subordinated bonds	690,909	696,217
Total	6,963,467	6,488,975

During the period ended as of June 30, 2018, Banco de Chile issued bonds by an amount of Ch$888,585 million, from which corresponds to current bonds and short-term bonds by an amount of Ch$482,681 million and Ch$405,904 million respectively, according to the following details:

Current Bonds

Serie	Amount	Terms Years	Annual issue rate %	Currency	Issue date	Maturity date
	MCh$
BCHIEA0617	106,001	6	1.60	UF	03/01/2018	03/01/2024
BCHIBN1015	114,212	12	2.90	UF	24/01/2018	24/01/2030
BCHIEF1117	79,612	6	1.80	UF	09/02/2018	09/02/2024
BCHIEP0717	104,550	11	2.00	UF	13/02/2018	13/02/2029
BCHIBT1215	57,936	14	3.00	UF	13/03/2018	13/03/2032
BCHIDH0916	20,370	4	3.80	CLP	11/06/2018	11/06/2022
Total as of June 30, 2018	482,681

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

Short-term Bonds

Counterparty	Amount MCh$	Annual interest rate %	Currency	Issued date	Maturity date
Wells Fargo Bank	2,998	1.85	USD	06/02/2018	08/05/2018
Wells Fargo Bank	2,998	1.93	USD	06/02/2018	08/06/2018
Wells Fargo Bank	2,998	1.98	USD	06/02/2018	09/07/2018
Wells Fargo Bank	2,998	2.05	USD	06/02/2018	06/08/2018
Wells Fargo Bank	2,998	2.05	USD	06/02/2018	08/08/2018
Wells Fargo Bank	29,716	2.25	USD	28/02/2018	28/06/2018
Wells Fargo Bank	1,723	2.40	USD	28/02/2018	29/08/2018
Citibank N.A.	6,894	2.60	USD	28/02/2018	25/02/2019
Wells Fargo Bank	13,780	2.30	USD	02/03/2018	02/07/2018
Wells Fargo Bank	4,489	2.30	USD	05/03/2018	06/07/2018
Citibank N.A.	18,080	2.22	USD	07/03/2018	05/06/2018
Wells Fargo Bank	1,747	2.25	USD	13/03/2018	11/06/2018
Wells Fargo Bank	3,006	2.45	USD	14/03/2018	11/09/2018
Wells Fargo Bank	606	2.60	USD	15/03/2018	14/12/2018
Wells Fargo Bank	605	2.60	USD	29/03/2018	28/09/2018
Wells Fargo Bank	60,343	2.60	USD	05/04/2018	04/09/2018
Wells Fargo Bank	30,254	2.50	USD	06/04/2018	01/08/2018
Wells Fargo Bank	1,743	2.40	USD	10/04/2018	09/08/2018
Wells Fargo Bank	8,918	2.75	USD	13/04/2018	12/04/2019
Wells Fargo Bank	8,946	2.75	USD	17/04/2018	16/04/2019
Citibank N.A.	19,046	2.36	USD	08/05/2018	08/08/2018
Citibank N.A.	31,665	2.38	USD	09/05/2018	07/08/2018
Citibank N.A.	1,873	2.37	USD	10/05/2018	08/08/2018
Citibank N.A.	12,250	2.36	USD	14/05/2018	15/08/2018
Wells Fargo Bank	18,968	2.70	USD	11/06/2018	01/04/2019
Wells Fargo Bank	28,973	2.42	USD	13/06/2018	24/07/2018
Wells Fargo Bank	15,991	2.45	USD	19/06/2018	20/09/2018
Citibank N.A.	12,778	2.41	USD	20/06/2018	20/09/2018
Citibank N.A.	31,944	2.45	USD	20/06/2018	03/10/2018
Wells Fargo Bank	3,194	2.65	USD	20/06/2018	13/02/2019
Citibank N.A.	3,885	2.50	USD	22/06/2018	23/11/2018
Wells Fargo Bank	19,497	2.20	USD	28/06/2018	27/07/2018
Total as of June 30, 2018	405,904

During the period ended June 30, 2018, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

During the year ended as of December 31, 2017, Banco de Chile issued bonds by an amount of Ch$1,399,001 million, from which corresponds to current bonds and short-term bonds by an amount of Ch$590,052 million and Ch$808,949 million respectively, according to the following details:

Current Bonds

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issue date	Maturity date

BCHIBQ0915	58,643	13	3.00	UF	20/01/2017	20/01/2030
BCHIBH0915	56,338	9	2.70	UF	01/02/2017	01/02/2026
BCHIBP1215	58,157	13	3.00	UF	06/03/2017	06/03/2030
BCHIBC1215	30,544	6	2.50	UF	06/03/2017	06/03/2023
BCHIBC1215	5,554	6	2.50	UF	07/03/2017	07/03/2023
BCHIBC1215	19,600	6	2.50	UF	12/04/2017	12/04/2023
BONO EUR	36,782	15	1.71	EUR	26/04/2017	26/04/2032
BCHIBG1115	85,115	9	2.70	UF	09/05/2017	09/05/2026
BCHIBE1115	55,097	7	2.70	UF	16/10/2017	16/10/2024
BONO JPY	55,506	20	1.02	JPY	17/10/2017	17/10/2037
BCHIBR1215	57,350	13	3.00	UF	17/11/2017	17/11/2030
BONO USD	71,366	20	2.49	USD	20/12/2017	20/12/2037
Total as of December 31, 2017	590,052

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

Short-term Bonds

Counterparty	Amount MCh$	Annual interest rate %	Currency	Issued date	Maturity date

Citibank N.A.	13,223	1.37	USD	05/01/2017	05/06/2017
Wells Fargo Bank	16,702	1.50	USD	06/01/2017	03/07/2017
Wells Fargo Bank	6,681	1.48	USD	06/01/2017	05/07/2017
Wells Fargo Bank	3,340	1.38	USD	06/01/2017	05/06/2017
Wells Fargo Bank	3,340	1.27	USD	06/01/2017	08/05/2017
Wells Fargo Bank	3,340	1.17	USD	06/01/2017	06/04/2017
Wells Fargo Bank	24,906	1.20	USD	09/01/2017	10/04/2017
Wells Fargo Bank	671	1.47	USD	09/01/2017	10/07/2017
Citibank N.A.	2,685	1.47	USD	09/01/2017	28/07/2017
Citibank N.A.	67,131	1.27	USD	09/01/2017	12/05/2017
Wells Fargo Bank	20,105	1.36	USD	10/01/2017	09/06/2017
Bofa Merrill Lynch	16,754	1.35	USD	10/01/2017	09/06/2017
Wells Fargo Bank	1,318	1.23	USD	13/01/2017	12/05/2017
Wells Fargo Bank	3,295	1.43	USD	13/01/2017	12/07/2017
Bofa Merrill Lynch	3,884	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	4,531	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	11,017	1.70	USD	08/02/2017	07/02/2018
Wells Fargo Bank	12,797	1.40	USD	10/02/2017	01/09/2017
Wells Fargo Bank	19,196	1.40	USD	10/02/2017	11/09/2017
Wells Fargo Bank	19,284	1.70	USD	13/02/2017	12/02/2018
Wells Fargo Bank	1,607	1.32	USD	13/02/2017	14/08/2017
Citibank N.A.	10,992	1.04	USD	15/02/2017	15/05/2017
Citibank N.A.	15,977	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,474	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,471	1.35	USD	16/02/2017	08/09/2017
Wells Fargo Bank	9,885	1.40	USD	21/03/2017	29/09/2017
Bofa Merrill Lynch	33,024	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	26,419	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	33,165	1.42	USD	30/03/2017	27/09/2017
Wells Fargo Bank	16,651	1.30	USD	10/04/2017	08/08/2017
Wells Fargo Bank	13,351	1.45	USD	11/04/2017	10/10/2017
Citibank N.A.	33,061	1.30	USD	12/06/2017	12/09/2017
Wells Fargo Bank	2,645	1.48	USD	12/06/2017	11/12/2017
Bofa Merrill Lynch	7,972	1.30	USD	16/06/2017	15/09/2017
Wells Fargo Bank	6,643	1.75	USD	16/06/2017	15/06/2018
Wells Fargo Bank	6,786	1.81	USD	21/06/2017	20/06/2018
Citibank N.A.	10,418	1.48	USD	23/06/2017	19/12/2017
Citibank N.A.	5,960	1.46	USD	27/06/2017	19/12/2017
Citibank N.A.	26,487	1.35	USD	27/06/2017	23/10/2017
Jp.Morgan Chase	33,322	1.48	USD	11/07/2017	08/11/2017
Citibank N.A.	32,871	1.52	USD	14/07/2017	12/01/2018
Wells Fargo Bank	16,284	1.55	USD	31/07/2017	31/01/2018
Wells Fargo Bank	3,257	1.55	USD	31/07/2017	31/01/2018
Wells Fargo Bank	6,513	1.42	USD	31/07/2017	31/10/2017
Wells Fargo Bank	6,513	1.42	USD	31/07/2017	31/10/2017
Wells Fargo Bank	10,952	1.52	USD	14/08/2017	09/02/2018
Wells Fargo Bank	12,852	1.52	USD	21/08/2017	16/02/2018
Wells Fargo Bank	19,047	1.47	USD	25/08/2017	22/12/2017
Wells Fargo Bank	18,708	1.63	USD	13/10/2017	11/04/2018
Wells Fargo Bank	12,472	1.63	USD	13/10/2017	09/04/2018
Wells Fargo Bank	24,944	1.77	USD	13/10/2017	10/07/2018
Wells Fargo Bank	6,236	1.91	USD	13/10/2017	12/10/2018
Bofa Merrill Lynch	12,472	1.63	USD	13/10/2017	12/04/2018
Jp.Morgan Chase	8,215	1.83	USD	14/11/2017	13/08/2018
Wells Fargo Bank	15,883	1.65	USD	21/11/2017	21/03/2018
Wells Fargo Bank	42,624	1.75	USD	07/12/2017	05/03/2018
Wells Fargo Bank	1,596	2.25	USD	14/12/2017	13/12/2018
Total as of December 31, 2017	808,949

During the year ended December 31, 2017, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.       Debt Issued, continued:

During the periods of June 30, 2018 and December 31, 2017, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.       Other Financial Obligations:

At the end of each period, this item is composed as follows:

	June	December
	2018	2017
	MCh$	MCh$

Other Chilean obligations	113,211	104,665
Public sector obligations	30,939	32,498
Total	144,150	137,163

24.       Provisions:

(a)        At the end of each period, this item is composed as follows:

	June	December
	2018	2017
	MCh$	MCh$

Provisions for minimum dividends (*)	155,398	312,907
Provisions for personnel benefits and payroll expenses	70,801	86,628
Provisions for contingent loan risks	61,190	58,031
Provisions for contingencies:
Additional loan provisions	213,252	213,252
Country risk provisions	9,001	3,317
Other provisions for contingencies	559	21,733
Total	510,201	695,868

(*)      See Note No. 27 (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.       Provisions, continued:

(b)        The following table shows the changes in provisions and accrued expenses during the periods 2018 and 2017:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	285,233	83,345	53,681	213,252	26,513	662,024
Provisions established	157,482	31,955	2,424	—	2,296	194,157
Provisions used	(285,233)	(49,068)	—	—	—	(334,301)
Provisions released	—	—	—	—	(23)	(23)
Balances as of June 30, 2017	157,482	66,232	56,105	213,252	28,786	521,857
Provisions established	155,425	36,536	1,926	—	—	193,887
Provisions used	—	(16,140)	—	—	—	(16,140)
Provisions released	—	—	—	—	(3,736)	(3,736)
Balances as of December 31, 2017	312,907	86,628	58,031	213,252	25,050	695,868
Provisions established	155,398	34,567	3,159	—	5,779	198,903
Provisions used	(312,907)	(50,394)	—	—	(21,269)	(384,570)
Provisions released	—	—	—	—	—	—
Balances as of June 30, 2018	155,398	70,801	61,190	213,252	9,560	510,201

(c)       Provisions for personnel benefits and payroll:

	June	December
	2018	2017
	MCh$	MCh$

Provisions for performance bonuses	26,493	43,372
Staff accrued vacation provision	25,499	25,159
Staff severance indemnities	7,834	7,676
Other personnel benefits provision	10,975	10.421
Total	70,801	86,628

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.       Provisions, continued:

(d)       Staff severance indemnities:

(i)        Changes in the staff severance indemnities:

	June	June
	2018	2017
	MCh$	MCh$

Present value of the obligations at the beginning of the year	7,676	8,851
Increase (Decrease) in provision	299	106
Benefit paid	(141)	(472)
Effect of change in actuarial factors	—	—
Total	7,834	8,485

(ii)       Net benefits expenses:

	June	June
	2018	2017
	MCh$	MCh$

(Decrease) Increase in provisions	(42)	(253)
Interest cost of benefits obligations	341	359
Effect of change in actuarial factors	—	—
Net benefit expenses	299	106

(iii)      Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	June 30, 2018	December 31, 2017
	%	%

Discount rate	4.53	4.53
Salary increase rate	4.14	4.14
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the year ended December 31, 2017

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.       Provisions, continued:

(e)        Changes in compliance bonuses provision:

	June	June
	2018	2017
	MCh$	MCh$

Balances as of January 1	43,372	37,868
Provisions established	18,751	17,047
Provisions used	(35,630)	(31,400)
Provisions release	—	—
Total	26,493	23,515

(f)        Changes in staff accrued vacation provision:

	June	June
	2018	2017
	MCh$	MCh$

Balances as of January 1	25,159	25,539
Provisions established	3,279	3,441
Provisions used	(2,939)	(3,701)
Provisions release	—	—
Total	25,499	25,279

(g)        Employee benefits share-based provision:

As of June 30, 2018 and 2017, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)        Contingent loan provisions:

As of June 30, 2018 and December 31, 2017, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$61,190 million (Ch$58,031 million in December 2017). See Note No. 26 (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

25.       Other Liabilities:

At the end of each period, this item is composed as follows:

	June	December
	2018	2017
	MCh$	MCh$

Accounts and notes payable (*)	217,868	190,158
Income received in advance	5,268	5,576
Dividends payable	987	1,186

Other liabilities
Documents intermediated (**)	93,803	49,672
Securities unliquidated	76,640	2,618
Cobranding	35,039	32,905
VAT debit	13,460	12,883
Insurance payments	845	478
Outstanding transactions	650	675
Others	24,387	13,010
Total	468,947	309,161

(*)    It comprises obligations that do not correspond to transactions inside the ordinary course of business, such as withholding tax, social security contributions, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)  This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	June	December
	2018	2017
	MCh$	MCh$
Contingent loans
Guarantees and sureties	361,225	285,035
Confirmed foreign letters of credit	30,712	64,970
Issued letters of credit	344,592	94,313
Bank guarantees	2,154,857	2,220,828
Freely disposition credit lines	7,514,983	7,240,406
Other credit commitments	42,601	60,609

Transactions on behalf of third parties
Documents in collections	208,902	168,353
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	27,553	7,121
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	82,882	133,794
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	6,396,033	5,738,873
Securities held in safe custody in other entities	13,835,246	14,990,439
Total	30,999,586	31,004,741

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.       Contingencies and Commitments, continued:

(b)       Lawsuits and legal proceedings:

(b.1)   Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of June 30, 2018 the Bank maintain provisions for judicial contingencies amounting to Ch$296 million (Ch$21,470 million as of December 31, 2017) (*)), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of June 30, 2018
	2018	2019	2020	2021	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	—	176	120	—	296

(*)The trial in which the National Consumer Service brought a collective action against Banco de Chile ended by virtue of a conciliation agreement entered into between the parties on June 14, 2018, which was approved by the court by an executed resolution.

(b.2)   Contingencies for significant lawsuits in courts:

As of June 30, 2018 and December 31, 2017 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.       Contingencies and Commitments, continued:

(c)       Guarantees granted by operations:

i.          In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No, 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 2,938,400, maturing January 10, 2019 (UF 2,588,500, maturing on January 10, 2018 as of December 31, 2017). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 516,200.

As of June 30, 2018 and December 31, 2017 the Bank has not guaranteed mutual funds.

In compliance with the rules established by the Superintendency of Securities and Insurance (“SVS”) (now the Chilean Commission for the Financial Market (“CMF”)) in letter f) of Circular No. 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors. Such guarantee corresponds to a bank guarantee for UF 449,800, with maturity on January 10, 2019.

ii.         In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article No. 30 and subsequent of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures April 22, 2020, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	June	December
	2018	2017
	MCh$	MCh$
Guarantees:
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	51,949	20,249
Electronic Chilean Securities Exchange, Stock Exchange	20,609	29,926

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	5,985	3,995
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	409	3,864
Total	78,952	58,034

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.       Contingencies and Commitments, continued:

(c)       Guarantees granted, continued:

ii.         In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Southbridge Compañía de Seguros Generales S.A. that expires January 2, 2019, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 20, 2018.

It also provided a bank guarantee No. 359886-6 in the amount of UF 242,000 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 10, 2019.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

iii.       In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of June 30, 2018 the entity maintains two insurance policies which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.       Contingencies and Commitments, continued:

(d)       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	June	December
	2018	2017
	MCh$	MCh$

Freely disposition credit lines	35,176	34,031
Bank guarantees provision	21,878	20,509
Guarantees and sureties provision	3,446	2,871
Letters of credit provision	517	360
Other credit commitments	173	260
Total	61,190	58,031

(e)                      On January 30, 2014, the SVS (now the CMF) brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second paragraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM). In relation with the preceding, the second paragraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”

On October 30, 2014, the SVS (now the CMF) imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for violation to de second paragraph of Article 53 of the Securities Market Law in relation to certain transaction of SQM-A’s shares intermediated by the Company in 2011.

Banchile Corredores de Bolsa S.A., filed a claim in the Eleventh Civil Court of Santiago against Exempt Resolution No. 270 of October 30, 2014 of the SVS (now the CMF), requesting the annulment of the fine. This claim was consolidated with the trial due No. 25,795-2014, of the 22nd Civil Court of Santiago. To date the evidence stage has expired and is pending some diligences.

According to the provisions policy of Banchile Corredores de Bolsa S.A., the company has not made provisions because in this judicial proceeding no judgment has yet been issued, as well as considering that the legal advisors estimate that there are solid grounds for dismissal.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity:

(a)  Capital:

(i)                       Authorized, subscribed and paid shares:

As of June 30, 2018, the paid-in capital of Banco de Chile is represented by 99,444,132,192 registered shares (99,444,132,192 shares as of December 31, 2017), with no par value, subscribed and fully paid.

(ii)         Shares:

(ii.1)

On March 22, 2018 the Extraordinary Shareholders approved the capitalization of 40% of the distributable net income obtained during the fiscal year ending as of December 31, 2017. As of June 30, 2018, the fully-paid in shares agreed at the aforementioned Meeting have not been issued.

(ii.2)	The following table shows the changes in share from December 31, 2016 to June 30, 2018:

Total
Ordinary Shares

Total shares as of December 31, 2016	97,624,347,430

Total shares as of June 30, 2017	97,624,347,430

Capitalization of earning — Issue fully paid-in shares	1,819,784,762

Total shares as of December 31, 2017	99,444,132,192

Total shares as June 30, 2018	99,444,132,192

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(b)                     Distributable income:

In accordance with the Bank of Chile’s bylaws in which establish that for the purposes of articles 24, 25 and 28 of Law No. 19,396 and the agreement of November 8, 1996, concluded between the Central Bank of Chile and the Parent Company of Banco de Chile S.A., the net distributable profit of Banco de Chile, shall be that which results from lowering or adding to net income for the year, price-Level restatement of the value of paid-in capital and reserves by effects of the variation of the Consumer Price Index between November of the previous year and November of the current year. This transitional article, which was approved at an Extraordinary Shareholders’ Meeting held on March 25, 2010, will remain in force until the obligation referred in Law 19,396 maintained by the Parent Company of Banco de Chile S.A. is completely paid off directly or indirectly through its subsidiary SAOS S.A. The above described agreement was submitted under consideration to the Council of the Central Bank of Chile, institution which, in an ordinary session held on December 3, 2009, decided to resolve favorably the proposal.

The distributable income for the period ended as of June 30, 2018 ascend to Ch$258,997 million (Ch$521,511 million as of December 31, 2017).

As stated, the retention of earnings for the year ended December 31, 2017, made in March of 2018 amounted to Ch$54,501 million (the retention of earnings for the year ended December 31, 2016, made in March of 2017 amounted to Ch$76,861 million).

(c)                       Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 22, 2018 it was approved the distribution and payment of dividend No. 206 de Ch$3.14655951692 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2017. The amount of the dividend paid in year 2018 amounts to Ch$374,079 million.

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2017 it was approved the distribution and payment of dividend No. 205 of Ch$2.92173783704 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2016. The amount of the dividend paid in year 2017 amounts to Ch$342,034 million.

(d)                      Provision for minimum dividends:

As of January 2016, the Board of Directors established, for minimum dividend purpose, a 60% provision on net distributable income. Accordingly, as of June 30, 2018 the Bank recorded in the liability under the item “Provisions” an amount of Ch$155,398 million (Ch$312,907 million in December 2017), reflecting as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(e)                      Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)                     Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of June 30, 2018 and 2017 were determined as follows:

	June	June
	2018	2017
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	305,214	299,811
Weighted average number of ordinary shares (*)	99,444,132,192	99,444,132,192
Earning per shares (in Chilean pesos)	3.07	3.01

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	305,214	299,811
Weighted average number of ordinary shares (*)	99,444,132,192	99,444,132,192
Assumed conversion of convertible debt	—	—
Adjusted number of shares	99,444,132,192	99,444,132,192
Diluted earnings per share (in Chilean pesos)	3.07	3.01

(*)             June 2017 considers the number of fully paid-in shares issued on July 27, 2017.

As of June 30, 2018 and 2017, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(f)                       Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in hedge instruments’ equity in a cash flow hedge. During the period 2018 it was made a charge to equity for Ch$30,342 million (credit to equity of Ch$10,800 million during the period 2017). The income tax effect presented a credit to equity of Ch$8,192 million (charge of Ch$2,754 million in June 2017).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2018, it was made a charge to equity for Ch$6,182 million (credit of Ch$3,821 million during the period 2017). The deferred tax effect meant a credit to equity of Ch$1,667 million (debit for Ch$974 million in June 2017).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

28.                    Interest Revenue and Expenses:

(a)                      On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	June 2018				June 2017
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	336,403	70,089	2,309	408,801	354,343	61,174	3,273	418,790
Consumer loans	296,521	905	4,156	301,582	303,556	857	4,644	309,057
Residential mortgage loans	140,064	99,102	2,571	241,737	137,227	84,047	2,022	223,296
Financial investment	19,926	6,296	—	26,222	10,643	2,099	—	12,742
Repurchase agreements	1,374	—	—	1,374	843	—	—	843
Loans to banks	9,800	—	—	9,800	9,761	—	—	9,761
Other interest and indexation revenue	3,379	945	—	4,324	1,594	1,363	—	2,957
Total	807,467	177,337	9,036	993,840	817,967	149,540	9,939	977,446

The amount of interest recognized on a received basis for impaired portfolio in the period 2018 amounts to Ch$2,293 million (Ch$2,838 million in June 2017).

(b)                      At the each period end, the stock of interest and UF indexation not recognized in income is the following:

	June 2018			June 2017
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	6,807	921	7,728	7,214	1,418	8,632
Residential mortgage loans	3,063	1,628	4,691	2,495	1,666	4,161
Consumer loans	39	—	39	57	17	74
Total	9,909	2,549	12,458	9,766	3,101	12,867

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

28.                    Interest Revenue and Expenses, continued:

(c)                       At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	June 2018			June 2017
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	120,225	21,969	142,194	141,668	20,659	162,327
Debt securities issued	96,049	71,925	167,974	92,237	59,467	151,704
Other financial obligations	714	65	779	765	93	858
Repurchase agreements	3,572	—	3,572	2,935	—	2,935
Obligations with banks	11,316	1	11,317	8,313	—	8,313
Demand deposits	128	3,795	3,923	97	3,422	3,519
Other interest and indexation expenses	18	314	332	1	350	351
Total	232,022	98,069	330,091	246,016	83,991	330,007

(d)                      As of June 30, 2018 and 2017, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	June 2018			June 2017
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	2,463	—	2,463	659	—	659
Loss from fair value accounting hedges	(1,039)	—	(1,039)	(1,775)	—	(1,775)
Gain from cash flow accounting hedges	159,276	175,729	335,005	74,957	22,031	96,988
Loss from cash flow accounting hedges	(186,479)	(163,939)	(350,418)	(43,162)	(72,679)	(115,841)
Net gain on hedge items	(2,230)	—	(2,230)	(449)	—	(449)
Total	(28,009)	11,790	(16,219)	30,230	(50,648)	(20,418)

(e)                       At each period end, the summary of interest is as follows:

	June	June
	2018	2017
	MCh$	MCh$

Interest revenue	993,840	977,446
Interest expense	(330,091)	(330,007)

Subtotal interest income	663,749	647,439

Net gain (loss) from accounting hedges	(16,219)	(20,418)

Total net interest income	647,530	627,021

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

29.                    Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statements of Income for the period refers to the following items:

	June	June
	2018	2017
	MCh$	MCh$
Commission income
Card services	82,952	77,555
Investments in mutual funds and others	44,539	41,318
Collections and payments	25,850	24,815
Portfolio management	22,343	21,390
Fees for insurance transactions	16,258	14,667
Trading and securities management	14,125	9,267
Guarantees and letters of credit	12,160	12,122
Use of distribution channel	10,330	8,590
Brand use agreement	7,365	7,234
Lines of credit and overdrafts	2,430	2,542
Financial advisory services	1,438	2,851
Other commission earned	9,408	10,018
Total commissions income	249,198	232,369

Commission expenses
Credit card transactions	(54,205)	(44,633)
Interbank transactions	(7,545)	(6,036)
Securities transactions	(4,366)	(2,802)
Collections and payments	(3,289)	(3,081)
Sales force	(96)	(49)
Other commission	(473)	(348)
Total commissions expenses	(69,974)	(56,949)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

30.                    Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	June	June
	2018	2017
	MCh$	MCh$

Financial assets held-for-trading	27,763	35,518
Trading derivative	22,488	(10,561)
Sale of available-for-sale instruments	1,620	1,070
Net income on other transactions	270	104
Sale of loan portfolios	—	576
Total	52,141	26,707

31.                    Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	June	June
	2018	2017
	MCh$	MCh$

Gain from accounting hedges	52,143	25,799
Exchange difference, net	4,073	(730)
Indexed foreign currency	(48,943)	450
Total	7,273	25,519

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

32.                    Provisions for Loan Losses:

The change registered in income during the periods ended 2018 and 2017 due to provisions, are summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	(583)	(165)	(573)	—	—	—	—	—	(573)	—	(2,118)	(581)	(3,274)	(746)
- Group provisions	—	—	(29,679)	(18,948)	—	(3,052)	(117,320)	(127,938)	(146,999)	(149,938)	(1,041)	(1,843)	(148,040)	(151,781)
Provisions established, net	(583)	(165)	(30,252)	(18,948)	—	(3,052)	(117,320)	(127,938)	(147,572)	(149,938)	(3,159)	(2,424)	(151,314)	(152,527)

Provisions released:
- Individual provisions	—	—	—	6,133	—	—	—	—	—	6,133	—	—	—	6,133
- Group provisions	—	—	—	—	408	—	—	—	408	—	—	—	408	—
Provisions realeased, net	—	—	—	6,133	408	—	—	—	408	6,133	—	—	408	6,133

Provision, net	(583)	(165)	(30,252)	(12,815)	408	(3,052)	(117,320)	(127,938)	(147,164)	(143,805)	(3,159)	(2,424)	(150,906)	(146,394)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	6,772	4,922	1,826	1,409	17,553	14,845	26,151	21,176	—	—	26,151	21,176

Provision for loan losses, net	(583)	(165)	(23,480)	(7,893)	2,234	(1,643)	(99,767)	(113,093)	(121,013)	(122,629)	(3,159)	(2,424)	(124,755)	(125,218)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

33.       Personnel Expenses:

Salaries and personnel expenses during the periods ended 2018 and 2017 are as follows:

	June	June
	2018	2017
	MCh$	MCh$
Remunerations	120,550	117,377
Bonuses and incentives	24,525	20,520
Variable compensation	17,039	17,432
Lunch and health benefits	13,606	13,465
Gratifications	13,123	13,033
Staff severance indemnities	9,869	10,243
Training expenses	2,080	1,878
Other personnel expenses	9,106	9,128
Total	209,898	203,076

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

34.       Administrative Expenses:

This item is composed as follows:

	June	June
	2018	2017
	MCh$	MCh$
General administrative expenses
Information technology and communications	36,358	34,614
Maintenance and repair of property and equipment	17,171	17,416
Office rental and equipment	13,511	12,966
External advisory services and professional services fees	9,151	3,757
Surveillance and securities transport services	5,878	6,223
Office supplies	4,218	4,693
Rent ATM area	3,806	3,624
Energy, heating and other utilities	3,006	2,831
Insurance premiums	2,774	2,362
Postal box, mail , postage and home delivery services	2,596	2,766
External service of financial information	2,443	2,383
Representation and travel expenses	1,911	1,946
Legal and notary expenses	1,744	2,010
External service of custody of documentation	1,478	1,558
Donations	1,210	1,438
Other general administrative expenses	9,374	8,511
Subtotal	116,629	109,098

Outsource services
Credit pre-evaluation	9,584	8,898
External technological developments expenses	4,541	4,654
Data processing	4,131	6,044
Certification and technology testing	3,192	3,098
Other	1,790	1,561
Subtotal	23,238	24,255

Board expenses
Board of Directors Compensation	1,230	1,236
Other Board expenses	159	255
Subtotal	1,389	1,491

Marketing expenses
Advertising	13,533	16,063
Subtotal	13,533	16,063

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	4,722	4,509
Real estate contributions	1,385	1,489
Patents	643	649
Other taxes	634	535
Subtotal	7,384	7,182
Total	162,173	158,089

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

35.       Depreciation, Amortization and Impairment:

(a)         The amounts corresponding to charges to results for depreciation and amortization during the periods 2018 and 2017, are detailed as follows:

	June	June
	2018	2017
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	13,450	12,838
Amortization of intangibles assets (Note No. 15 (b))	5,021	4,369
Total	18,471	17,207

(b)                       As of June 30, 2018 and 2017 the impairment expenses is composed as follows:

	June	June
	2018	2017
	MCh$	MCh$
Impairment
Impairment of financial instruments	—	—
Impairment of properties and equipment (Note No. 16 (b))	11	1
Impairment of intangible assets (Note No. 15 (b))	—	—
Total	11	1

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

36.       Other Operating Income:

During the periods 2018 and 2017, the Bank and its subsidiaries present other operating income, according to the following:

	June	June
	2018	2017
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,723	2,189
Other income	15	24
Subtotal	2,738	2,213

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	23
Subtotal	—	23

Other income
Rental income	4,485	4,448
Gain on sale of property and equipment	3,580	146
Expense recovery	2,100	2,051
Recovery from correspondent banks	1,143	1,382
Income from differences sale leased assets	843	371
Revaluation of prepaid monthly payments	255	248
Fiduciary and trustee commissions	105	103
Others	815	5,243
Subtotal	13,326	13,992

Total	16,064	16,228

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

37.       Other Operating Expenses:

During the periods 2018 and 2017, the Bank and its subsidiaries present other operating expenses, according to the following:

	June	June
	2018	2017
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,842	1,634
Provisions for assets received in lieu of payment	1,798	640
Expenses to maintain assets received in lieu of payment	482	277
Subtotal	4,122	2,551

Provisions for contingencies
Country risk provisions	5,684	2,296
Other provisions for contingencies	95	—
Subtotal	5,779	2,296

Other expenses
Write-offs for operating risks (*)	8,628	2,164
Leasings operational expenses	1,993	1,505
Card administration	1,238	977
Expenses for charge-off leased assets recoveries	1,212	343
Correspondent bank	402	407
Credit life insurance	139	102
Contribution to other organisms	134	137
Civil lawsuits	67	110
Others	1,612	630
Subtotal	15,425	6,375

Total	25,326	11,222

(*) As a consequence of the technological security incident that affected the Bank on May 24, 2018, a write-off has been recognized for external fraud committed directly against the Bank in its accounts held with foreign correspondent banks for Ch$6,859 million. Additionally, the Bank has initiated the corresponding procedures regarding the insurance policies that it has contracted to cover the losses associated with this type of events, and maintains various efforts to recover these funds in Hong Kong.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”).

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions, continued:

(a)       Loans to related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Production and Services Companies (*)		Investment Companies (**)		Individuals (***)		Total
	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	235,006	243,989	209,310	169,403	8,577	8,871	452,893	422,263
Residential mortgage loans	—	—	—	—	34,342	33,695	34,342	33,695
Consumer loans	—	—	—	—	7,160	7,265	7,160	7,265
Gross loans	235,006	243,989	209,310	169,403	50,079	49,831	494,395	463,223
Allowance for loan losses	(1,129)	(988)	(439)	(394)	(164)	(241)	(1,732)	(1,623)
Net loans	233,877	243,001	208,871	169,009	49,915	49,590	492,663	461,600

Contingent loans:
Guarantees and sureties	4,810	4,527	16,341	21,146	—	—	21,151	25,673
Letters of credits	2,685	294	937	1,170	—	—	3,622	1,464
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	31,319	34,457	36,923	23,071	—	—	68,242	57,528
Freely disposition credit lines	51,549	53,151	14,887	13,907	15,753	15,179	82,189	82,237
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	90,363	92,429	69,088	59,294	15,753	15,179	175,204	166,902
Provision for contingencies loans	(227)	(217)	(120)	(81)	(47)	(48)	(394)	(346)
Contingent loans, net	90,136	92,212	68,968	59,213	15,706	15,131	174,810	166,556

Amount covered by guarantee:
Mortgage	27,883	27,928	50,793	53,835	48,625	53,181	127,301	134,944
Warrant	—	—	—	—	—	—	—	—
Pledge	201	1,417	—	—	—	—	201	1,417
Others (****)	38,187	39,022	14,432	14,186	2,523	2,175	55,142	55,383
Total collateral	66,271	68,367	65,225	68,021	51,148	55,356	182,644	191,744

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                       For these effects are considered productive companies, those that meet the following conditions:

i)         They engage in production activities and generate a separate flow of income.

ii)                            Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)                Investment companies include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)         Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)           These guarantees mainly correspond to shares and other financial guarantees.

(b)         Other assets and liabilities with related parties:

	June	December
	2018	2017
	MCh$	MCh$
Assets
Cash and due from banks	37,613	57,563
Transactions in the course of collection	21,644	13,249
Derivative instruments	386,444	323,186
Financial assets	13,949	—
Other assets	74,166	114,536
Total	533,816	508,534

Liabilities
Demand deposits	178,838	173,715
Transactions in the course of payment	20,701	16,116
Repurchase agreements	70,859	25,227
Savings accounts and time deposits	108,502	169,322
Derivative instruments	325,932	370,356
Borrowings with banks	277,865	251,555
Other liabilities	145,144	51,814
Total	1,127,841	1,058,105

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions, continued:

(c)          Income and expenses from related party transactions (*):

	June		June
	2018		2017
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Profit/loss for commission and services	19,270	3,682	9,251	5,918
Profit/loss for financial operation	33,223	35,689	31,643	34,923
Net Financial Operating Income
Derivative instruments (**)	58,974	8,854	8,007	15,431
Released or established of provision for credit risk	—	209	—	159
Operating expenses	—	60,095	—	58,477
Other income and expenses	220	25	198	25

(*) This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$51,596 million as of June 30, 2018 (net loss of Ch$10,951 million as of June 30, 2017).

(d)         Contracts with related parties:

During the period ended June 30, 2018, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Artikos Chile S.A.	Electronic billing and administration services

Canal 13	Advertising service

Fundación Educacional Oportunidad	Donation

Servipag S.A.	Development of collection and payment systems

Asociación de Bancos e Instituciones Financieras	Membership fee

Transbank S.A.	Development of systems and operational platforms

DCV Registros S.A.	Shareholders’ Meeting Management Service

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions, continued:

(e)       Payments to key management personnel:

	June	June
	2018	2017
	MCh$	MCh$
Remunerations	2,045	2,074
Short-term benefits	3,230	3,302
Severance pay	870	—
Paid based on shares	—	—
Total	6,145	5,376

Composition of key personnel:

	No. of executives
	June	June
	2018	2017
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	12	14
Total	19	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions, continued:

(f)        Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	June		June		June	June	June	June	June	June	June	June
Name of Directors	2018		2017		2018	2017	2018	2017	2018	2017	2018	2017
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	282	(*)	276	(*)	29	26	180	197	—	—	491	499
Andrónico Luksic Craig	87		86		5	4	—	—	—	—	92	90
Jaime Estévez Valencia	29		29		15	13	65	65	—	—	109	107
Gonzalo Menéndez Duque	29		29		13	11	58	56	—	8	100	104
Francisco Pérez Mackenna	29		29		10	11	29	38	—	—	68	78
Rodrigo Manubens Moltedo	29		29		15	13	27	24	—	—	71	66
Thomas Fürst Freiwirth	29		29		8	11	16	19	—	—	53	59
Jean-Paul Luksic Fontbona	29		29		6	4	—	—	—	—	35	33
Andrés Ergas Heymann	29		14		13	6	29	12	—	—	71	32
Alfredo Ergas Segal	29		14		13	7	40	16	—	—	82	37
Jorge Awad Mehech	—		14		—	6	—	26	—	—	—	46
Jorge Ergas Heymann	—		14		—	6	—	13	—	—	—	33
Other directors of subsidiaries	—		—		—	—	58	60	—	—	58	60
Total	601		592		127	118	502	526	—	8	1,230	1,244

(1)              It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$6 million (Ch$10 million in June 2017).

(*)              It includes a provision of Ch$193 million (Ch$189 million in June 2017) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid to the advisors of the Board of Directors amount to Ch$132 million (Ch$192 million in June 2017).

Travel and other related expenses amount to Ch$27 million (Ch$55 million in June 2017).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. The Financial Risk Management Area is responsible for independent verification of the results of trading and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)                       Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, in the case of options. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market.

(ii)                    Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)                 Valuation techniques.

If no quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in active markets, data from external suppliers of market information, prices of similar transactions and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments.

Part of the fair value process considers two adjustments to the market value of each instrument calculated based on the market parameters; a liquidity adjustment and a Bid/Offer adjustment. The latter represents the impact on the valuation of an instrument depending on whether corresponds to a long or purchased position or if the position corresponds to a short or sold position. To calculate this adjustment is used the active market prices or indicative prices depending on the instrument, considering the Bid, Mid and Offer, respectively.

On the other hand, the liquidity adjustment calculation considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile in relation to the market and the liquidity observed in recent operations in the market.

(v)                   Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and the best estimate of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Control and Management Area. As a result, value differences are obtained at the level of currency, product and portfolio, which are compared against specific ranges for each grouping level.

In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Control and Management Area generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                     Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)                   Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:                    These are financial instruments whose fair value is realized at quoted prices (unadjusted) in active markets for identical assets or liabilities. For these instruments there are observable market prices (return internal rates, quote value, price), so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    There are financial instruments whose fair value is obtained with variables other than the prices quoted in Level 1 that are observable for the asset or liability, directly (that               is, as prices) or indirectly (that is, derived from prices). These categories include:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs data other than quoted prices that are observable for the asset or liability.

d)             Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, net present value through discounted cash flows is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

Level 3:                    These are financial instruments whose fair value is determined using non-observable inputs data. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-LIBOR) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)      Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	144,020	623,276	854,468	693,888	—	—	998,488	1,317,164
Other instruments issued in Chile	699	714	210,743	212,366	30,435	8,012	241,877	221,092
Instruments issued abroad	—	322	—	—	—	—	—	322
Mutual fund investments	58,837	78,069	—	—	—	—	58,837	78,069
Subtotal	203,556	702,381	1,065,211	906,254	30,435	8,012	1,299,202	1,616,647
Derivative contracts for trading purposes
Forwards	—	—	680,917	506,502	—	—	680,917	506,502
Swaps	—	—	671,657	710,123	—	—	671,657	710,123
Call Options	—	—	5,152	514	—	—	5,152	514
Put Options	—	—	150	2,841	—	—	150	2,841
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,357,876	1,219,980	—	—	1,357,876	1,219,980
Hedge derivative contracts
Fair value hedge (Swap)	—	—	2,097	277	—	—	2,097	277
Cash flow hedge (Swap)	—	—	9,008	27,572	—	—	9,008	27,572
Subtotal	—	—	11,105	27,849	—	—	11,105	27,849
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	109,124	229,296	65,013	127,072	—	—	174,137	356,368
Other instruments issued in Chile	—	—	1,123,899	1,113,430	39,680	46,265	1,163,579	1,159,695
Instruments issued abroad	—	—	100,091	—	—	—	100,091	—
Subtotal	109,124	229,296	1,289,003	1,240,502	39,680	46,265	1,437,807	1,516,063
Total	312,680	931,677	3,723,195	3,394,585	70,115	54,277	4,105,990	4,380,539

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	616,766	578,289	—	—	616,766	578,289
Swaps	—	—	775,687	745,822	—	—	775,687	745,822
Call Options	—	—	4,569	475	—	—	4,569	475
Put Options	—	—	841	3,433	—	—	841	3,433
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,397,863	1,328,019	—	—	1,397,863	1,328,019
Hedge derivative contracts
Fair value hedge (Swap)	—	—	4,575	5,330	—	—	4,575	5,330
Cash flow hedge (Swap)	—	—	63,537	80,888	—	—	63,537	80,888
Subtotal	—	—	68,112	86,218	—	—	68,112	86,218
Total	—	—	1,465,975	1,414,237	—	—	1,465,975	1,414,237

(1)                     As of June 30, 2018, 88% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the financial statements:

	As of June 30, 2018
	Balance as of January 1, 2018	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of June 30, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,012	176	—	29,131	(6,884)	—	—	30,435
Subtotal	8,012	176	—	29,131	(6,884)	—	—	30,435

Available-for-Sale Instruments:
Other instruments issued in Chile	46,265	1,373	(142)	—	(2,845)	—	(4,971)	39,680
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	46,265	1,373	(142)	—	(2,845)	—	(4,971)	39,680

Total	54,277	1,549	(142)	29,131	(9,729)	—	(4,971)	70,115

	As of December 31, 2017
	Balance as of January 1, 2017	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012
Subtotal	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012

Available-for-Sale Instruments:
Other instruments issued in Chile	76,005	(4,186)	1,137	4,922	(28,604)	2,672	(5,681)	46,265
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	76,005	(4,186)	1,137	4,922	(28,604)	2,672	(5,681)	46,265

Total	84,965	(4,193)	1,137	12,368	(39,376)	5,057	(5,681)	54,277

(1) Recorded in income under item “Net financial operating income”.

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)       Sensitivity of instruments classified in level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of June 30, 2018		As of December 31, 2017
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	30,435	(75)	8,012	(26)
Subtotal	30,435	(75)	8,012	(26)
Available-for- Sale Instruments
Other instruments issued in Chile	39,680	(371)	46,265	(417)
Instruments issued abroad	—	—	—	—
Subtotal	39,680	(371)	46,265	(417)

Total	70,115	(446)	54,277	(443)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	June	December	June	December
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,011,646	1,057,393	1,011,646	1,057,393
Transactions in the course of collection	604,874	521,809	604,874	521,809
Repurchase agreements and securities lending	94,300	91,641	94,300	91,641
Subtotal	1,710,820	1,670,843	1,710,820	1,670,843
Loans and advances to banks
Domestic banks	64,951	119,974	64,951	119,974
Central Bank of Chile	900,868	350,916	900,868	350,916
Foreign banks	335,957	288,812	335,957	288,812
Subtotal	1,301,776	759,702	1,301,776	759,702
Loans to customers, net
Commercial loans	14,433,724	13,669,638	14,201,538	13,477,466
Residential mortgage loans	7,626,025	7,441,242	7,999,771	7,769,694
Consumer loans	3,897,236	3,770,473	3,896,622	3,773,005
Subtotal	25,956,985	24,881,353	26,097,931	25,020,165
Total	28,969,581	27,311,898	29,110,527	27,450,710

Liabilities
Current accounts and other demand deposits	9,290,377	8,915,706	9,290,377	8,915,706
Transactions in the course of payment	384,199	295,712	384,199	295,712
Repurchase agreements and securities lending	304,543	195,392	304,543	195,392
Savings accounts and time deposits	10,482,294	10,067,778	10,487,042	10,073,030
Borrowings from banks	1,177,292	1,195,028	1,169,743	1,188,943
Other financial obligations	144,150	137,163	144,150	137,163
Subtotal	21,782,855	20,806,779	21,780,054	20,805,946
Debt Issued
Letters of credit for residential purposes	17,850	21,059	19,121	22,542
Letters of credit for general purposes	1,824	2,365	1,954	2,532
Bonds	6,252,884	5,769,334	6,403,266	5,896,424
Subordinate bonds	690,909	696,217	695,793	699,926
Subtotal	6,963,467	6,488,975	7,120,134	6,621,424
Total	28,746,322	27,295,754	28,900,188	27,427,370

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial assets and liabilities, continued:

(f)                Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of June 30, 2018 and December 31, 2017:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,011,646	1,057,393	—	—	—	—	1,011,646	1,057,393
Transactions in the course of collection	604,874	521,809	—	—	—	—	604,874	521,809
Repurchase agreements and security lending	94,300	91,641	—	—	—	—	94,300	91,641
Subtotal	1,710,820	1,670,843	—	—	—	—	1,710,820	1,670,843
Loans and advances to banks
Domestic banks	64,951	119,974	—	—	—	—	64,951	119,974
Central Bank	900,868	350,916	—	—	—	—	900,868	350,916
Foreign banks	335,957	288,812	—	—	—	—	335,957	288,812
Subtotal	1,301,776	759,702	—	—	—	—	1,301,776	759,702
Loans to customers, net
Commercial loans	—	—	—	—	14,201,538	13,477,466	14,201,538	13,477,466
Residential mortgage loans	—	—	—	—	7,999,771	7,769,694	7,999,771	7,769,694
Consumer loans	—	—	—	—	3,896,622	3,773,005	3,896,622	3,773,005
Subtotal	—	—	—	—	26,097,931	25,020,165	26,097,931	25,020,165
Total	3,012,596	2,430,545	—	—	26,097,931	25,020,165	29,110,527	27,450,710

Liabilities
Current accounts and other demand deposits	9,290,377	8,915,706	—	—	—	—	9,290,377	8,915,706
Transactions in the course of payment	384,199	295,712	—	—	—	—	384,199	295,712
Repurchase agreements and security lending	304,543	195,392	—	—	—	—	304,543	195,392
Savings accounts and time deposits	—	—	—	—	10,487,042	10,073,030	10,487,042	10,073,030
Borrowings from banks	—	—	—	—	1,169,743	1,188,943	1,169,743	1,188,943
Other financial obligations	144,150	137,163	—	—	—	—	144,150	137,163
Subtotal	10,123,269	9,543,973	—	—	11,656,785	11,261,973	21,780,054	20,805,946
Debt Issued
Letters of credit for residential purposes	—	—	19,121	22,542	—	—	19,121	22,542
Letters of credit for general purposes	—	—	1,954	2,532	—	—	1,954	2,532
Bonds	—	—	6,403,266	5,896,424	—	—	6,403,266	5,896,424
Subordinated bonds	—	—	—	—	695,793	699,926	695,793	699,926
Subtotal	—	—	6,424,341	5,921,498	695,793	699,926	7,120,134	6,621,424
Total	10,123,269	9,543,973	6,424,341	5,921,498	12,352,578	11,961,899	28,900,188	27,427,370

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                        Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets	Liabilities

• Cash and deposits in banks	• Current accounts and other demand deposits

• Transactions in the course of collection	• Transactions in the course of payments

• Repurchase agreements and security lending	• Repurchase agreements and security lending

• Loans and advance to banks	• Other financial obligations

•                  Loans to Customers: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(g)                      Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,368,981	1,247,829	(523,277)	(155,595)	(340,663)	(444,844)	(21,537)	(34,212)	483,504	613,178

Derivative financial liabilities	1,465,975	1,414,237	(523,277)	(155,595)	(340,663)	(444,844)	(160,830)	(83,523)	441,205	730,275

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

40.                    Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of June 30, 2018 and December 31, 2017, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of June 30, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,011,646	—	—	1,011,646	—	—	—	—	1,011,646
Transactions in the course of collection	604,874	—	—	604,874	—	—	—	—	604,874
Financial Assets held-for-trading	1,299,202	—	—	1,299,202	—	—	—	—	1,299,202
Repurchase agreements and security lending	67,822	22,271	4,207	94,300	—	—	—	—	94,300
Derivative instruments	134,662	219,850	393,163	747,675	234,947	157,676	228,683	621,306	1,368,981
Loans and advances to banks (*)	1,039,234	11,999	229,616	1,280,849	22,093	—	—	22,093	1,302,942
Loans to customers (*)	3,752,713	2,058,174	4,647,192	10,458,079	5,567,177	2,930,943	7,560,845	16,058,965	26,517,044
Financial assets available-for-sale	19,197	31,820	870,239	921,256	100,805	142,506	273,240	516,551	1,437,807
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,929,350	2,344,114	6,144,417	16,417,881	5,925,022	3,231,125	8,062,768	17,218,915	33,636,796

	As of December 31, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,057,393	—	—	1,057,393	—	—	—	—	1,057,393
Transactions in the course of collection	521,809	—	—	521,809	—	—	—	—	521,809
Financial Assets held-for-trading	1,616,647	—	—	1,616,647	—	—	—	—	1,616,647
Repurchase agreements and security lending	67,344	19,207	5,090	91,641	—	—	—	—	91,641
Derivative instruments	127,849	133,111	364,957	625,917	248,066	125,303	248,543	621,912	1,247,829
Loans and advances to banks (*)	531,959	48,717	148,758	729,434	30,851	—	—	30,851	760,285
Loans to customers (*)	3,734,931	1,851,564	4,224,817	9,811,312	5,326,979	2,941,239	7,360,005	15,628,223	25,439,535
Financial assets available-for-sale	5,084	29,770	917,627	952,481	166,626	188,535	208,421	563,582	1,516,063
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,663,016	2,082,369	5,661,249	15,406,634	5,772,522	3,255,077	7,816,969	16,844,568	32,251,202

(*)    These balances are presented without deduction of their respective provisions, which amount to Ch$560,059 million (Ch$558,182 million in December 2017) for loans to customers and Ch$1,166 million (Ch$583 million in December 2017) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

40.                    Maturity of Assets and Liabilities, continued:

	As of June 30, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	9,290,377	—	—	9,290,377	—	—	—	—	9,290,377
Transactions in the course of payment	384,199	—	—	384,199	—	—	—	—	384,199
Repurchase agreements and security lending	225,814	26,227	52,502	304,543	—	—	—	—	304,543
Savings accounts and time deposits (**)	4,594,893	2,165,841	3,368,488	10,129,222	130,650	306	197	131,153	10,260,375
Derivative instruments	138,512	194,462	402,231	735,205	239,088	220,556	271,126	730,770	1,465,975
Borrowings from financial institutions	138,846	195,666	709,237	1,043,749	133,543	—	—	133,543	1,177,292
Debt issued:
Mortgage bonds	1,504	1,962	3,857	7,323	7,163	3,435	1,753	12,351	19,674
Bonds	328,328	335,897	382,656	1,046,881	915,818	1,204,409	3,085,776	5,206,003	6,252,884
Subordinate bonds	3,934	2,159	46,099	52,192	43,913	33,721	561,083	638,717	690,909
Other financial obligations	114,480	3,975	12,163	130,618	11,539	1,690	303	13,532	144,150
Total liabilities	15,220,887	2,926,189	4,977,233	23,124,309	1,481,714	1,464,117	3,920,238	6,866,069	29,990,378

	As of December 31, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,915,706	—	—	8,915,706	—	—	—	—	8,915,706
Transactions in the course of payment	295,712	—	—	295,712	—	—	—	—	295,712
Repurchase agreements and security lending	138,630	—	56,762	195,392	—	—	—	—	195,392
Savings accounts and time deposits (**)	4,946,212	2,280,011	2,604,864	9,831,087	22,041	311	219	22,571	9,853,658
Derivative instruments	117,443	146,602	410,270	674,315	269,651	173,964	296,307	739,922	1,414,237
Borrowings from financial institutions	267,183	240,048	613,795	1,121,026	74,002	—	—	74,002	1,195,028
Debt issued:
Mortgage bonds	1,875	1,997	4,537	8,409	8,572	4,159	2,284	15,015	23,424
Bonds	147,029	274,119	595,599	1,016,747	836,725	1,043,853	2,872,009	4,752,587	5,769,334
Subordinate bonds	3,627	2,063	45,843	51,533	48,183	36,565	559,936	644,684	696,217
Other financial obligations	105,870	3,331	10,298	119,499	15,474	1,797	393	17,664	137,163
Total liabilities	14,939,287	2,948,171	4,341,968	22,229,426	1,274,648	1,260,649	3,731,148	6,266,445	28,495,871

(**)                            Excludes term saving accounts, which amount to Ch$221,919 million (Ch$214,120 million in December 2017)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

41.                    Subsequent Events:

On July 12, 2018, Banco de Chile reported as an essential fact regarding the capitalization of 40% of the net distributable profit for the 2017 fiscal year, through the issuance of fully paid-in shares agreed at the Extraordinary Shareholders’ Meeting held on March 22, 2018, the following:

a)             At the referred Extraordinary Shareholders’ Meeting, it was agreed to increase the capital of the Bank in the amount of CLP$147,432,502,459 through the issuance of 1,572,948,922 fully paid-in shares, with no par value, payable against the net distributable profit of the fiscal year 2017 that was not distributed as a dividend, as agreed in the Ordinary Shareholders Meeting held on the same day.

The Superintendency of Banks and Financial Institutions approved the bylaws reform, through Resolution No. 258 of May 29 of this year, which was registered in the Commercial Registry of Santiago to fs.41,929 No. 21,966 of the year 2018 and published in the Diario Oficial of Chile (equivalent to the “Federal Register”) of June 8, 2018.

The issue of the fully paid-in shares was recorded in the Securities Registry of the aforementioned Superintendence with No. 1/2018, dated July 9, 2018.

b)             The Board of Directors of Banco de Chile, in Session No. BCH 2,883, dated July 12, 2018, agreed to set as the date for issuing and distributing the fully paid-in shares on July 26, 2018.

c)              The shareholders who are registered in the Register of Shareholders of the Company at July 20, 2018 shall be entitled to receive the new shares, at the rate of 0.02238030880 fully paid-in shares for each share.

d)             The respective securities will be duly assigned to each shareholder, and will only be printed for those who subsequently request it in writing in the Stock Department of the Bank of Chile.

e)              As a result of the issue of fully paid-in shares, the Bank’s capital is divided into 101,017,081,114 nominative shares, with no par value, fully subscribed and paid.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between June 30, 2018 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2018

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O. CEO